United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 13, 2023		Head of Investor Relations

Proxy Statement

General Meetings of Shareholders

2023



www.vale.com

VALE

Table of contents

Click on the items to navigate

A

Introduction to the Proxy Statement

- Call notice of the 2023 Annual and Extraordinary General Meetings
- Items for Resolution
- Voting Recommendation by the Board of Directors

Introduction to the Proxy Statement

This Proxy Statement summarizes the main information on the proposed agenda and the shareholder's participation in Vale's Annual and Extraordinary General Meetings of Shareholders ("Meetings" or "A/EGM").

Call notice of the 2023 Annual and Extraordinary General Meetings

When	Where	Meeting materials
Friday, April 28, 2023, at 10:00 am (GMT-3)	The Meetings will be held virtually via the Zoom platform.	For further information on each topic, please read Vale's 2022 Management Report, the Financial Statements for the 2022 fiscal year and the Management Proposal, prepared according to CVM rules and available at www.vale.com/investors.
Language	**Questions**	**Shareholder attendance**
Portuguese	Please contact us by e-mail assembleias@vale.com	It can be made directly or through a duly appointed proxy (i) at the time of the Meetings, via the Zoom platform, or (ii) by submitting a remote voting ballot.

"We invite the shareholders to take part in the construction of Vale of the Future, a leader in sustainable mining and a reference in creating and sharing value."

José Luciano Duarte Penido,
Chairman of the Board of Directors

Items for resolution

Annual General Meeting		
Item	**Proposals**	**Page**
I	Evaluation of management's report and accounts, and analysis, discussion and vote of the financial statements for the fiscal year ended December 31, 2022.	54
II	Proposal for the allocation of results for the 2022 fiscal year and the consequent approval of Vale's Capital Budget, for the purposes of Article 196 of Law No. 6,404/76.	58
III	Fixing of the number of seats of the Board of Directors at 13 (thirteen) effective members and 1 (one) alternate member.	60
IV	Individual election of the members of the Board of Directors.	62
V	Election of the Chairman of the Board of Directors.	79
VI	Election of the Vice– Chairman of the Board of Directors.	79
VII	Election of the members of the Fiscal Council.	81
VIII	Setting the compensation of management and members of the Fiscal Council for 2023 fiscal year.	83

Extraordinary General Meeting		
Item	**Proposal**	**Page**
I	Amendment to the caput of Article 5 of Vale's Bylaws considering the cancellation of ordinary shares issued by Vale, as approved by the Board of Directors on 03/02/2023.	108

Voting recommendation by the Board of Directors
Remote Voting Ballot for B3 shareholders

Annual General Meeting

Item	No.	Question and/or resolution in remote voting ballot	Recommendation
I	1	Evaluation of management's report and accounts, and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2022.	"Approve"
II	2	Proposal for the allocation of results for the year ended December 31, 2022, and the consequent approval of Vale's Capital Expenditure, for the purposes of Art. 196 of Law No. 6,404/76.	"Approve"
III	3	Fixing the number of members on the Board of Directors at 13 (thirteen) effective members and 1 (one) alternate member.	"Approve"
IV	4	Do you want to request the adoption of the cumulative voting process for the election of the Board of Directors, pursuant to article 141 of Brazilian Law No. 6,404/1976? (If the shareholder chooses "no" or "abstain", their shares will not be counted for the purpose of requesting the cumulative vote).	"No"
IV	5	Election of the Board of Directors by candidate – Total members to be elected: 12 (the shareholder may nominate as many candidates as the number of vacancies to be filled in the general election).	"Approve" each of the 12 Board of Directors nominees
IV	6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	"Yes"
IV	7	View of all candidates to indicate the cumulative voting distribution.	"Approve" each of the 12 Board of Directors nominees
V	8	Election of the Chairman of the Board of Directors – Total members to be elected: 1	"Approve" the Board of Directors nominee
VI	9	Election of Vice-Chairman of the Board of Directors – Total members to be elected: 1	"Approve" the Board of Directors nominee
VII	10	Election of the Fiscal Council by candidate – Total members to be elected: 4 (the shareholder may nominate as many candidates as there are seats to be filled in the general election)	No recommendation
VIII	11	Establishment of the remuneration of the Administrators and the members of the Fiscal Council for the year 2023.	"Approve"

Extraordinary General Meeting

Item	No.	Resolution in remote voting ballot	Recommendation
I	1	Amendment to the caput of Article 5 of Vale's Bylaws, considering the cancellation of ordinary shares issued by Vale, as approved by the Board of Directors on March 2, 2023.	"Approve"

Voting Card for ADR holders

Annual General Meeting			
Item	**No.**	**Resolution**	**Recommendation**
I	1	Evaluation of management's report and accounts and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2022.	"For"
II	2	Proposal for the allocation of the results for the fiscal year 2022 and the approval of the Capital Expenditure, for the purposes of Art. 196 of Law No. 6,404/1976.	"For"
III	3	Fixing the number of members on the Board of Directors at 13 (thirteen) effective members and 1 (one) alternate member.	"For"
IV	4	Do you want to request the adoption of the cumulative voting process for the election of the board of directors, pursuant to article 141 of Brazilian Law No. 6404/1976? (If the shareholder or ADS holder chooses "no" or "abstain", their shares will not be counted for the purpose of requesting the cumulative vote).	"Against"
IV	5	Election of the board of directors by candidate - Total members to be elected: 12. Nomination of candidates for the board of directors (the shareholder may nominate as many candidates as the number of vacancies to be filled in the general election)	"For" for each of the 12 Board of Directors nominees
IV	6	Not Applicable	Not applicable
IV	7	If cumulative voting is approved, your cumulative votes will be distributed in equal percentages among the candidates you voted FOR in Resolution 5 UNLESS you indicate in this Resolution 7 a different allocation. Your total number of votes to be allocated is the result of number of ADSs you held as of the ADS Record Date multiplied by 12. In this Resolution 7, indicate absolute number of votes you want to allocate to each candidate.	None
V	8	Election of the chairman of the board of directors - Total members to be elected: 1.	"For" for the Board of Directors nominee
VI	9	Election of vice-chairman of the board of directors - Total members to be elected: 1.	"For" for the Board of Directors nominee
VII	10	Election of the fiscal council by candidate - Total members to be elected: 4 (the shareholder may nominate as many candidates as the number of vacancies to be filled in the general election).	No recommendation
VIII	11	Establishment of the remuneration of the Administrators and the members of the Fiscal Council for the year 2023.	"For"

Extraordinary General Meeting			
Item	**No.**	**Resolution**	**Recommendation**
I	1	Amendment of the caput of Article 5 of Vale's By Laws considering the cancellation of ordinary shares issued by Vale approved by the Board of Directors on March 02, 2023.	"For"

B

Executive Summary

Executive Summary

Election of the Board of Directors

The Nomination and Governance Committee[1] advises the Board of Directors on the process of electing members for the 2023-2025 term. The list of candidates drawn up by the Committee values the complementarity of profiles, diversity and continuous renewal, for a more balanced composition of the Board, aiming at the continuous evolution of the decision-making process at Vale.

Name	Age	Member since	Independent	Gender	Other boards[2]
Daniel André Stieler	58	2021	no	male	1
Douglas James Upton	62	-	yes	male	-
Fernando Jorge Buso Gomes	66	2015	no	male	1
João Luiz Fukunaga	39	-	no	male	-
José Luciano Duarte Penido	75	2019	yes	male	-
Luis Henrique Cals de Beauclair Guimarães	56	-	yes	male	4
Manuel Lino Silva de Sousa Oliveira (Ollie)	71	2021	yes	male	1
Marcelo Gasparino da Silva	52	2019	yes	male	2
Paulo Hartung	66	-	yes	male	-
Rachel de Oliveira Maia	52	2021	yes	female	2
Shunji Komai	51	-	no	male	-
Vera Marie Inkster	51	-	yes	female	1

Further information on the selection and list of candidates, including their qualifications and experience, is available in the section "Election of Members of the Board of Directors". The Nomination and Governance Committee's final report, which consolidates its main discussions and recommendations, is available at www.vale.com/investors.

1. Established in June 2022 and named as Nomination Committee until December 2022
2. Seats on the Board of Directors of companies with shares listed on Stock Exchanges

Key practices in corporate governance

Individual election of the Board of Directors.

Separation of roles between Chief Executive Officer and Chairman of the Board.

Chairman and Vice-Chairman of the Board elected by the General Meeting.

Statutory provision of lead independent director for investor engagement.

Majority of independent directors.

Limit on the number of tenures as an additional criterion for characterizing independence.

Nomination and Governance Committee nominates a list of candidates for the Board.

Board of Directors acting focused on the company's strategy.

Own criteria for overboarding definition.

Comprehensive self-assessment process of the Board of Directors.

Audit and Risks Committee fully composed of independent members.

Advisory Committees composed exclusively of members of the Board.

96% attendance rate at the Board of Directors meetings.

Introduced from 2022 onwards or for 2022.

Key compensation practices for the Executive Committee

Minimum shareholding position requirement: 36x the monthly base salary for the CEO and 24x the monthly base salary for other Executive Officers.

Long-term incentives that compensate in real shares and pay "virtual dividends", aiming to align Management's priorities with the shareholders' views.

Adoption of Malus clause and Clawback policy, for the suspension or refund of variable compensation payments in the case of exceptionally serious events.

Compensation mix aligned with the international market profile, with greater allocation to long-term variable compensation for the Executive Committee.

Health, Safety, Geotechnical, Reparation and Compliance areas without targets linked to the financial and production results.

More complete individual performance evaluation process (360° for CEO and 180° for Vice-Presidents).

Short-term compensation focused on critical Safety, Risk and Sustainability objectives, EBITDA and strategic objectives for achieving the Company's ambitions.

Enforcement of the non-competition agreement at the Board's discretion, once an executive leaves the Company.

In 2022, greater concentration of the panel on collective goals, encouraging mutual collaboration and the key behavior "Sense of Ownership".

In 2022, increase in the portion of long-term compensation tied to ESG (20% to 25%), in line with Vale's ambition to be a leader in sustainable mining.

For 2023, we balanced the collective goals with specific ones (70%/30%), keeping the focus on the collective, but without losing priority on strategic issues such as the inclusion of goals on capital allocation, volume and process-related safety events.

For 2024, inclusion of a ROIC (Return on Invested Capital) metric in the ILP (25%) to create internal value, with greater alignment with investors and Vale's strategic objectives.

Introduced from 2022 onwards or for 2022.

C

Our Strategy

Our Strategy



José Luciano Duarte Penido

Letter from the Chairman of the Board of Directors

I renew our commitment to making Vale one of the safest and most reliable mining companies in the world.

Dear shareholders,

Vale advances in its ambition to become a leader in sustainable mining and a reference in creating and sharing value with its shareholders, stakeholders, and society. In the global energy transition, Vale plays a fundamental role, with its portfolio of high-quality iron ore products and solutions, essential for the decarbonization of the steel industry, and as a producer of essential metals for global electrification.

In 2022, with clear goals for its long-term environmental and social activities, Vale intensified dialogue with shareholders, communities, and society, and evolved with greater information transparency. The Board of Directors continues to act with enthusiasm and diligence in building the Vale of the Future.

Effective Board performance

The Board of Directors, reappointed at the 2022 Annual Shareholders' Meeting, played an effective role in defining the Company's future. At 80 years of Vale's operations in Brazil and planning Vale for the next 20 years, the Board approved the Vale 100 Strategy, which supports Vale's centenary journey. The Board's performance in long-term strategic planning benefited from the broad and diverse background of its members, with very rich and plural discussions.

The Board's dynamics gained more efficiency, with a reduction in the number of meetings and better dynamics in discussions. In 2022, 21 Board meetings and 86 Advisory Committee meetings were held, a 42% and 21% reduction, respectively, compared to 2021, the first year of the current Board's mandate.

Oversight of critical issues

The Board of Directors highlights the efficient oversight of issues critical to Vale's short and long-term performance as one of its priorities. In 2022, the Board maintained close monitoring on the following matters:

- Periodic monitoring of Vale's Integrated Global Risk Map;
- The evolution of tailings dam management, structures in critical safety conditions and the progress of the Upstream Dam De-characterization Program;
- Brumadinho reparation and the execution of Brumadinho's Comprehensive Reparation Agreement, according to established timeframes;
- The reparation in Mariana, led by the Renova Foundation, with attention to accelerating the housing rights restoration and individual compensation processes. The Board monitors the negotiations with authorities for higher-speed reparation programs;
- The progress of cultural transformation, to make Vale a reliable operator, a leader in sustainable mining, a benchmark in safety, innovative, talent-driven, diverse, and inclusive;
- The launch of Vale's first public report on its Ethics & Compliance Program, referring to the previous year;
- Details of actions required to achieve the long-term social goal – lifting 500,000 people out of extreme poverty by 2030[3];
- Actions for the stability of Iron Solutions and Energy Transition Metals operations with safety and competitiveness;
- Expansion of the high-quality iron ore products and solutions portfolio, in partnership with clients;
- The reorganization of the Energy Transition Metals business and the search for a minority investor for the business, to accelerate the value creation agenda in the energy transition;
- The divestment of non-core assets, with the completion of transactions related to the California Steel Industries – CSI, the Moatize coal mine and the Nacala Logistics Corridor, and the iron ore, manganese, and logistics assets of the Midwestern System, in addition to entering into a binding agreement for the sale of the Companhia Siderúrgica do Pecém – CSP.

Capital allocation and return on value

Vale's Board sustains its commitment to return value to shareholders and understands that the Company's dividend distribution and share buyback programs are important tools in this regard. The Board approved the payment of dividends and interest on stockholders' equity that represented, in 2022, R$ 5.69/share, generating a dividend yield of 7.7% on the share value at the end of 2021 [4].

3. In line with the Sustainable Development Goals of the United Nations, particularly item 1 – Poverty Eradication.

4. Considering earnings distributed per share (R$ 5.69), divided by the closing share price (R$ 77.96) on 12/30/2021 (excluding dividends paid in 2022). The starting share value considered was defined within the period related to the dividend (year 2022) for a better yield measurement in the referred period.

In 2022, the Board also approved a new share buyback program, which reached 43% of its totality, with approximately 213 million shares repurchased for a total of US$ 3.4 billion, representing more than 5% of outstanding shares as of the date of this report. Altogether, the three buyback programs executed since 2021 have accumulated 683 million shares repurchased and earnings and dividends on a per-share basis have increased 15%.

Governance improvements

The Board simplified and modernized the Company's policy framework, which included a comprehensive review of the attributions of Vale's governance bodies, in line with best global practices. To reinforce the role of the Board of Directors in the Company's strategic direction, the powers of the body were revised, and the levels of delegation to the Executive Committee were increased with the Authority Policy review. The composition of the statutory advisory committees became exclusive to elected members and the number of permanent committees was reduced from 7 to 5, with the scope of the remaining committees being adjusted to ensure full coverage of critical issues.

The new design of the top leadership, established in December 2022, aims to accelerate the achievement of the Company's strategic objectives. The adjustments favor, among other items, the acceleration of the development of products and innovative solutions in iron ore and the improvement of the marketing strategy for Vale's portfolio, the wide implementation of Vale's management model in the Solutions for Steelmaking business, the support for the development and longevity of the Company's portfolio and the reinforcement of Vale's second line of defense and risk management model.

ESG Commitments

The implementation of Vale's climate strategy reached important milestones in 2022, such as the operational start-up of Sol do Cerrado solar farm, the largest project of its kind in Latin America. The Board monitors the maturity and development of projects and technologies that are critical to achieving the Company's carbon emissions reduction targets, in line with the Paris Agreement and in pursuit of carbon neutrality by 2050.

As a circular mining approach, the Board encourages the development of co-products from the reuse of mining tailings. In the preservation and recovery of forests, about 50,000 hectares were protected in 2022, totaling more than 170,000 hectares protected and/or recovered since 2019, which add up to about 1 million hectares of forest protected by Vale, mostly in the Amazon[5].

On the social front, the Board encourages building positive relationships with communities surrounding operations, with special attention to controversies, indigenous peoples, and traditional communities. In 2022, Eduardo Bartolomeo had the honor of being the first and only Vale CEO, in 40 years of operations in the region, to visit the indigenous land and celebrate a historic agreement with the Xikrin do Cateté Indigenous People, ending 15-years controversies and starting a positive phase in the relationship model.

5. Directly or through partnerships.

Perspectives for the evolution of Vale's Board of Directors

At the Annual Shareholders' Meeting, shareholders will have the opportunity to elect Vale's Board of Directors for the 2023- 2025 term. To structure the process of nominating candidates for members in this election, in June 2022, the Board of Directors established the Nomination and Governance Committee[6], composed mostly of independent directors.

The proposed names represent the Company's shareholding base well, maintain the majority of 8 independent members, improve the balance of the Critical Competencies Matrix, while expanding the diversity of gender, race, and non-Brazilian directors with knowledge of the industry.

In tune with the challenges faced by society and by Vale, the Board to be elected must guide the Company on its centenary journey, with operational excellence, towards leadership in sustainable mining.

On behalf of Vale's Board of Directors, I thank you for your support and renew our commitment to building a better Vale. We will continue to act energetically and attentively to make Vale one of the safest and most reliable mining companies in the world.

José Luciano Penido
Chairman of the Board of Directors

6. Formerly known as the Nominating Committee.



José Luciano
Duarte Penido

A message from Vale's CEO

We exist to improve life and transform the future. Together.

Dear Vale Shareholders,

2022 was marked by issues having global impacts, such as the war in Ukraine and the challenging economic scenario in the United States, in addition to the Covid-19 outcomes in China. Despite the challenging and volatile scenario, we have built solid results and returned value to our stakeholders. I would like to thank my colleagues on the Executive Committee, our Board of Directors, our employees, the communities where we operate, suppliers and clients for their continued support and partnership.

Additional uncertainties over energy supply have joined the climate emergency, reinforcing the necessary diversification of energy matrices worldwide. In this context, Vale plays an essential role in the energy revolution. In addition to acting to reduce its own emissions, Vale is uniquely positioned with its high-quality products and solutions, and assets strategically prepared to support the decarbonization of the steel industry and the electrification of the world.

A change in the demand profile for iron ore is underway, with greater opportunities for segmentation and growth in demand for high quality. We are facing a unique transformation in the steel market and there is no other company that combines volume and high-quality iron ore, innovative products and supply chain like Vale, to deliver the decarbonization solutions that the steel industry needs.

In 2022, Vale engaged with clients representing around 50% of Vale's Scope 3 emissions for partnerships in the development of low-carbon materials and solutions. In the same vein, we have entered into three agreements in the Middle East for the development of Mega Hubs, industrial complexes aimed at providing lower-emission solutions. In Brazil, we have started the works to build the first commercial plant of Tecnored, Vale's wholly-owned subsidiary focused on the production of pig iron using biomass as fuel, with zero CO_2 emissions.

In Energy Transition Metals, we have the right assets and in the right jurisdictions, making us the ideal partner for providing high-quality products to our clients. In the energy transition, we have entered into strategic nickel supply agreements with the Swedish lithium-ion producer Northvolt AB and with the automaker General Motors, in addition to a memorandum of understanding for nickel processing between PTVI, Huayou and Ford Motor Co. We are developing a first-of-its-kind plant in Canada and North America to produce nickel sulfate from high-purity, low-carbon nickel from our Canadian

refineries. This project is a natural extension to our business, offering diversified sales with fast entry and anchoring point in the North American electric vehicle market.

We have made progress towards our goal of reducing Scope 1 & 2 emissions by 2030, with 7 p.p. delivered in 2022, since the start of operations of the Sol do Cerrado Project, one of the largest solar projects in Latin America. We have achieved greater maturity in the portfolio of decarbonization projects, for example, through contracting to enable the supply of natural gas as fuel for a pilot pellet plant. We are also testing biochar in our metallurgical and pelletizing processes, while making progress with the conversion of two pelletizing plants to green briquetting plants. With the Powershift program, we continue to electrify our operations using renewable sources, by adding a new locomotive and new battery-powered off-highway trucks.

Our strategic roadmap, established in 2019, allowed significant results in 2022. We materially reduced Vale's risk exposure:

- We have made progress in the reparation of Brumadinho, with the execution of 58% of the commitments provided for in the Comprehensive Reparation Agreement and total reparation disbursement of R$ 37.6 billion as of 2022[7] . In Mariana's reparation[8], the restoration of the housing rights was accelerated with 315 solutions delivered in 2022, reaching a total of 441 solutions delivered, compared to 584 aids expected by the resettlement.
- We have reduced 40%[9] of our upstream dam portfolio in Brazil, with 12 structures eliminated as of 2022. The B3/B4 dam has had its emergency level reduced from 3 to 2, an important step towards eliminating critical safety conditions at dams by 2025. We have also implemented successful safety improvements for another 8 tailings dams, which had their emergency level protocols deactivated. By December 2022, Vale's Tailings and Dams Management System achieved adherence to the requirements of the Global Industry Standard on Tailings Management (GISTM) by around 90%.
- We continue with the resumption of capacity, with the delivery of new assets, which increase the resilience and flexibility of our operations, such as the implementation of 4 tailings filtration plants, which allow safer and more sustainable processing and the reduction of dependence on the use of dams.

We have significantly simplified our portfolio, responsibly divesting 9 non-core assets in 5 countries since 2019, eliminating spending of up to US$ 2.0 billion per year. This action allows us to focus on our core assets, starting with the reorganization of the Energy Transition Metals operations in Brazil, with more efficient processes and management. We have improved our cost efficiency with a broad program to identify cost-cutting and productivity gains, which include digital solutions and a new, leaner organizational design.

As a result of best practices and greater transparency, we have upgraded our ESG ratings from credit rating agencies Moody's and MSCI. By keeping our discipline in capital allocation, we returned value to shareholders, with the distribution of US$ 6.6 billion as dividends and interest on equity in 2022, in addition to US$ 6.0 billion allocated to the repurchase of shares.

In our iron ore operations, we faced delays in the licensing of Serra Norte and a drop in the operational performance of S11D, tied to the processing of jaspilite waste rock, which resulted in a production in line with the previous year. In nickel operations, we closed the year with increased production, after

7. Including incurred expenses.

8. Reparation in Mariana is carried out by the Renova Foundation, pursuant to the Settlement and Consent Decree Agreement, entered into in March 2016 by the parties involved.

9. Considering the number of structures de-characterized and to be de-characterized.

successful actions to stabilize operations affected by a workers' stoppage in 2021. In copper operations, prolonged maintenance – necessary for asset integrity – affected the annual production volume. In 2023, we have better conditions to face the remaining challenges, which will enable Vale to deliver production guidance.

Vale's transformation into a company that is a benchmark in safety is built day by day. Through the Safety Transformation Program, we have reduced more than 80% of the number of high potential (N2) recordable injuries since 2019 for the main aspects of critical activities, such as driving motor vehicles and operating mobile equipment. Vale currently has the lowest Total Recordable Injury Frequency Rate (TRIFR) in the last 15 years. In 2022, more than 24,000 employees provided their perception of adherence to key behaviors in their routines, a picture that reveals the growing obsession with safety and risk management in our daily lives.

Vale's relationship with its communities is one of our priorities and, in 2022, symbolic milestones were reached, such as a historic agreement with the Xikrin do Cateté Indigenous People, which ended 15-year controversies; an agreement with the Kayapó indigenous community, which agrees on resources for investments in structuring projects and establishes a fund for future generations; and the approval, by the Gavião Indigenous People, of the Basic Environmental Plan in the project to duplicate the Carajás Railroad.

Our commitment to protecting human rights is advancing, with 76% of Vale's operations (including 100% of operations in Brazil) covered by human rights due diligence, reaching 100% by 2024. Seeking to be a good neighbor, we work to serve 100% of priority communities with relationship plans by 2026, of which 76% of Brazilian communities already have Relationship Plans. In 2022, Vale maintained a relationship with 1,532 communities in different countries.

In view of these results and to strengthen our strategy for Vale of the Future, we have defined new strategic guidelines: promoting sustainable mining, fostering low-carbon solutions and staying disciplined. We remain firm in our objective towards making Vale a leader in sustainable mining, promoting low carbon solutions for the energy revolution and for the decarbonization of the steel industry. And, of course, always with a lot of discipline and being a reference in creating and sharing value.

We exist to improve life and transform the future. Together.



Eduardo Bartolomeo
Chief Executive Officer

Our purpose


Our purpose
Values
Key behaviours
Levers
Ambitions

We exist to improve life and transform the future. **Together.**

Why do we exist?

- **Life** matters most
- Act with **integrity**
- Value **the people who build our company**
- Make it **happen**
- Respect **our planet and community**

What do we believe in?

- Obsession with **safety and rysk management**
- **Open and transparent** dialogue
- **Empowerment** with accountability
- Sense **of ownership**
- **Active listening** and **engagement** with society

- **Safety**
- **VPS**
- **People**
- **Innovation**
- **Sustainability**

How do we act?

A great company recognized by society for being:

- Benchmark in **safety**
- Best in class **reliable** operator
- **Talent** driven organization
- Leader in **sustainable** mining
- A reference in **creating and sharing value**

What do we look for?

Our strategic pillars

Vale's purpose is to improve life and transform the future together with society. Vale of the Future's strategy has been strengthened with the following pillars.

Promoting sustainable mining

- People-driven
- Reliable operator
- Benchmark in safety and dam management
- Shared value
- Nature positive

Fostering low-carbon solutions

- Focused on high-quality products and features
- Iron Solutions
- Energy Transition Metals
- Circular mining

Staying disciplined

- Efficient capital allocation
- Attractive cash return to investors
- Strong balance sheet
- Cost and Capex efficiency

Promoting sustainable mining

People-driven

- **Reaching 22.06% of women's representation,** closing 2022 with 14,214 female employees, an increase of 5,164 since 2019, when the goal of doubling the representation of women in the workforce was set.
- **Reaching 22.60% of women in top management.** The goal is to reach 26% by 2025.
- **Reaching 32.13% of leadership positions held by black professionals.** The goal is to reach 40% by 2026.

Reliable operator

- **A 25% increase in the maturity** of the Vale management model between 2021 and 2022, from 1.52 to 1.90 (maximum of 4).
- **55% reduction in high-potential recordable injuries (N2)** between 2021 and 2022.
- **Lowest Total Recordable Injury Frequency Rate (TRIFR)** since 2008 (1.12).
- **Reduction of 2,000 employee exposures to occupational risk** above the Occupational Exposure Limit.

Promoting sustainable mining

Benchmark in safety and dam management

- **Adherence to GISTM standard requirements at around 90%[10].**
- **De-characterization of 5 upstream dams,** totaling 12 structures eliminated since 2019, 40%[11] of Vale's De-characterization Program.
- **8 dams had their emergency level removed in 2022** due to improvements in safety conditions.
- **B3/B4 dam (Nova Lima) had emergency level reduced from 3 to 2** due to improvements in safety conditions. This is an important milestone to reach zero dams in critical condition (level 3 emergency) by 2025.
- **Capitão do Mato dam (Nova Lima) had its emergency level reduced from 2 to 1,** due to improvements in safety conditions.
- **Advance of the de-characterization of Dique 2** in Itabira to 2023.
- **Completion of the construction of the downstream containment structure of Coqueirinho,** which increases safety during the de-characterization of the Dique Minervino and Cordão Nova Vista structures, in Itabira (MG), expected to take place by 2029. In total, 4 structures of this kind have already been built.
- **Progress in the performance of the Brumadinho Comprehensive Reparation Agreement[12],** with the conclusion of 58% of the expected commitments[13] according to agreed timeframes.
- **In Mariana's reparation, the restitution of the housing rights was accelerated with 315 solutions in 2022,** a total of 441 housing solutions delivered, compared to 584 aids expected by the resettlement.

Shared value

- **Vale allocated approximately R$ 3.7 billion to social, environmental and institutional initiatives**, excluding disbursements related to reparations.
- **In line with the goal of lifting 500,000 people out of extreme poverty by 2030,** in 2022, Vale defined a methodology for its action and deepened the planning of actions for the upcoming years. In 2023, the Company will begin conducting concept tests in urban, rural and forest locations, benefiting 30,000 people.

Nature positive

- **Protection and/or recovery of 51,214 hectares in 2022,** totaling a cumulative 172,609 hectares, an important advance for the voluntary forest commitment to recover and/or protect 500,000 hectares of areas beyond the Company's borders by 2030.
- **Launch of the "Biomes" initiative,** in partnership with other large companies, to reach a total restored and protected area of 4 million hectares of native forests in different Brazilian biomes.

10. For all tailings facilities operated by Vale with "Extreme" or "Very High" potential consequences.

11. In number of structures to be decharacterised.

12. Signed on February 4, 2021 by the Government of Minas Gerais, State Prosecution Office, Federal Prosecution Office, Public Defender's Office of Minas Gerais and Vale.

13. Commitments to pay and do.

Fostering low-carbon solutions

Focused on high-quality products and features	• **The use of natural gas at Vale's pelletizing plant in São Luís (MA) has begun,** the first step towards converting 100% of the pellet plants into natural gas consumption, by 2024. • **Operational start-up of Sol do Cerrado solar farm,** with an installed capacity of 766MWp. In July 2023, when it is expected to reach full operational capacity, it will produce 16% of all the energy required by Vale's operations in Brazil. • **Powershift Program for the electrification of operations:** in the railway mode, the second fully electric locomotive has been delivered, with autonomy of up to 10 hours; in the road mode, two battery-powered off-highway trucks, with a capacity of 72t, have been received. In addition to reducing CO_2 emissions to zero, the noise impact is minimized.
Iron Solutions	• **Execution of three agreements for a joint study on the development of industrial complexes ("Mega Hubs"),** to produce hot briquetted iron ("HBI") and steel products with a significant reduction in CO_2 emissions. • **For partnerships in the development of decarbonization solutions in the steel industry, engagement with around 30 steelmaking clients,** which represent approximately 50% of Vale's Scope 3 emissions. • **Civil works initiated for the construction of the first commercial plant of Tecnored,** Vale's wholly-owned subsidiary, in Marabá (PA). With a production capacity of 250 ktpy of green pig iron, with low carbon emissions, and start-up planned for 2025, the project has investments estimated at R$ 1.6 billion. • **Memorandum of Understanding ("MoU")** entered into with Nippon Steel Corporation, Hunan Iron & Steel Group[14], SHS, among others, to pursue steelmaking solutions focused on carbon-neutral steel production processes. • **In shipping, obtaining independent approval for a pioneering project for multi-fuel tanks on iron-ore carrier ships.** A preliminary study for Guaibamaxes estimates a reduction in emissions between 40% and 80% with the use of methanol and ammonia, or up to 23% with LNG.
Energy Transition Metals	• **Multi-year agreement to supply low-carbon nickel products to Northvolt AB,** a Swedish producer of lithium-ion cells. • **Long-term nickel supply agreement entered into with General Motors,** critical to North America's electric vehicle supply chain. As of 2026, Vale will supply battery grade nickel sulfate for batteries, equivalent to 25 ktpy of contained nickel, with deliveries targeted to commence in 2026.
Circular mining	• **We produced 580 kt of certified sand** in Brucutu, Viga and Itabira in 2022. This co-product comes from the reuse of mining tailings. • **For marketing and providing strategic advisory services for the sand,** Vale has created the start-up Co-Log Logística de Produtos S.A.

14. Formerly Hunan Valin Iron & Steel Group Co., Ltd.

Staying disciplined

Efficient capital allocation	• **Portfolio simplification by divesting 9 businesses in 5 different countries since 2019,** eliminating expenditures of up to US$ 2.0 billion per year. • **Reorganization of Base Metal operations in Brazil** to combine copper and nickel assets into two companies, enabling more efficient processes and management. Copper and nickel assets continue to be consolidated and wholly owned by Vale.
Attractive cash return to investors	• **Distribution of dividends and interest on equity which represented, in 2022, R$ 5.69/share,** generating a dividend yield of 7.3% on the share value at the end of the year[15]. • **Strong commitment to the current share buyback program,** which reached 43% of its totality, with approximately 213 million shares repurchased for a total of US$ 3.4 billion, representing more than 5% of outstanding shares as of the date of this report. Altogether, the three buyback programs executed since 2021 have accumulated a total of 683 million shares repurchased and earnings and dividends on a per-share basis have increased 15%.
Strong balance sheet	• **Adjusted EBITDA from continuing operations totaled R$ 102.1 billion** and net income attributable to Vale's shareholders was R$ 95.9 billion. • **Vale ended the year with US$ 4.78 billion in cash and cash equivalents and short-term investments,** gross debt and leases of US$ 12.7 billion, therefore, with a net debt of US$ 7.9 billion in 4Q22. Expanded net debt was US$ 14.1 billion, remaining within the leverage target of US$ 10-20 billion.
Cost and capex efficiency	• **Investments of US$ 5.4 billion,** including capital expenditures and maintenance, in line with guidance. • **Maximization of cost efficiency,** with a broad program to identify cost-cutting and productivity gains, which include the incorporation of digital solutions and a new, leaner organizational design. • **Delivery of the Salobo III project,** in Brazil, with investments of US$ 1.0 billion for the implementation of the third processing line with a capacity of 12 Mtpa, a potential increase in copper production of 30-40 ktpy. The operation at its full capacity is planned for the 4Q24. • **Approval of the Morowali nickel project[16],** in Indonesia, with start-up planned for 2025. The project's RKEF (Rotary-Kiln Electric Furnace) plant is a partnership between PTVI and two Chinese partners with a capacity of 73 ktpy. • **Approval for the construction of the 2nd furnace at Onça Puma,** in Brazil, with an investment of US$ 555 million for, adding 12-15 ktpy nickel capacity. The project is expected to start operations in the 1H25 and, once completed, the unit production cost for this complex iswith an expected to decrease byof 15%.% in overall unit costs due to scale. • **In Canada, start of the first phase of the C$945 million (circa US$ 700 million) Copper Cliff Complex South Mine Project,** which is expected to nearly double ore production at the Copper Cliff mine, adding around 10 ktpy of nickel and 13 ktpy of copper. • **Signing of a binding agreement between PTVI and Huayou on the Pomalaa Nickel Project[17]** to build an HPAL project associated with PVTI's Pomalaa nickel resources. As well as a MoU between Ford Motor Co and PTVI and Huayou to join the Pomalaa nickel project.

Business strategies keep evolving to **consolidate Vale as a leader in sustainable mining, the best-in-class reliable operator, a reference in creating and sharing value.**

15. The dividend distribution for the second half of 2022 will take place in March 2023.

16. Formerly called Bahodopi Nickel Project.

17. PTVI will own 100% of the mine and has a call option to acquire up to 30% of the HPAL project upon mechanical completion.

D

Building a better Vale

- Business Performance
- Safety and Risk Management
- Evolution in ESG Practices
- Cultural Transformation
- Diversity, Equity and Inclusion
- Reparation

Building a better Vale

Business performance

In 2022, Vale simplified its portfolio, strengthened its core assets, established strategic partnerships, and maintained a disciplined capital allocation.

Iron Solutions	• Iron ore production totaled 308 Mt in 2022, 2% lower YoY, mainly due to: (a) Serra Norte licensing delays; and (b) operational performance and jaspilite waste rock processing at S11D. The decrease was partially offset by: (a) continued production ramp-up at Vargem Grande; (b) higher dry processing production at Brucutu; and (c) higher third-party purchases. • Pellets production totaled 32 Mt in 2022, in line with 2021, with a improved mix of direct reduction pellets (49% of total production compared to 41% in 2021), leveraged by a higher quality feed and higher market premiums.
Energy Transition Metals	• Approval of the Morowali nickel project, in Indonesia, with start-up planned for 2025. The project's 73-ktpy RKEF (Rotary-Kiln Electric Furnace) frontplant is a partnership between PTVI and two Chinese partners with 73 ktpy capacity and investment of around US$ 2.2 billion for the RKEF plant and. The project also comprises a nickel mine, wholly owned by PTVI, with estimated investment of US$ 400 million for the mine. • Approval of the construction of the Onça Puma 2nd furnace, for adding 12-15 ktpy nickel capacity. The project is expected to start-up in 1H25. • Start-up of the first phase of the Copper Cliff Complex South Mine Project, which is expected to nearly double ore production at the Copper Cliff mine, adding around 10 ktpy of nickel and 13 ktpy of copper. • Delivery of the Salobo III project, in Brazil, forcomprising the implementation of the third processing lineplant with 12 ktpy capacity, awith potential to increase in copper production ofin 30-40 ktpy per year. over the life of mine. The operation at itsis expected to achieve full capacity is expected forby 4Q24.
Portfolio Simplification	• Responsible divestment of non-core assets, totaling 9 businesses in 5 countries since 2019, eliminating expenditure of up to US$ 2.0 billion per year.
Innovation	• Creation of innovation hubs, which total eight units and operate in a network for development and experimentation, and which accelerate the innovation culture deployment and the fluency of operations in this area. • Creation of Vale Ventures, a vehicle for investing in pioneering startups, focused on developing business models and leading-edge technologies for Vale's operations, with a focus on decarbonization in the mining process, zero-waste mining, energy transition metals and mining of the future.
Capital Allocation	• Generation of approximately US$ 5.7 billion in Free Cash Flow from Operations, US$ 14.3 billion lower than 2021, due to lower pro forma EBITDA. The Company purchased US$ 6.0 billion in share buybacks in the year and distributed US$ 6.6 billion as dividends and interest on capital to its shareholders.

Safety and risk management

Occupational Health and Safety Performance

The Health and Safety strategy is supported by the Vale Production System (VPS) and has as its value "Life matters most". It is based on three pillars: prevention of injuries and chronic diseases; prevention of fatalities; and prevention of catastrophic accidents. Occupational health and safety goals are established in line with international standards, which allows us to monitor the evolution of this strategy and in the pursuit of best practices and market results. Our main objective is to put people at the center of our decisions, promoting the physical and mental integrity of our employees and maintaining a healthy and suitable environment for the development of our business.

The Company has already shown improvement in important Health and Safety indicators as it gradually moves towards achieving these targets.

Reduction of high-potential recordable injuries (N2)


63
35
25
15
10
5
0
57
44
29
13
0
0
2019
2020
2021
2022
2023
2024
2025
N2
Limit

Total recordable injury frequency rate (TRIFR)


3.48
1.98
1.41
1.12
2019
2020
2021
2022

TRIFR
in mining in 2021


1.41
1.98
2.24
2.36
3.89
Vale
Peer 1
Peer 2
Peer 3
Peer 4

Tailings and Dams Management

Vale continues evolving with its Tailings and Dams Management System ("TDMS") for the Iron Solutions business, since before the launch of the Global Industry Standard on Tailings Management ("GISTM").

In order to have all tailings storage facilities compliant with the GISTM by August 2025, Vale is conducting the GISTM Journey 100. Throughout 2022, the Company worked to close the gaps identified through the self-assessment carried out in 2021.

By December 2022, the Company achieved **adherence of around 90% to the standard requirements,** which gives confidence in meeting the International Council on Mining and Metals (ICMM) deadline for the industry.

In dam safety management, in 2022, Vale improved safety conditions that allowed the removal of the emergency protocol for 8 structures: Elefante (Rio Piracicaba), Borrachudo II (Itabira), B5/MAC (Nova Lima), Marés II (Belo Vale), Santana (Itabira), Paracatu (Catas Altas), Sul Inferior (Barão de Cocais) and Porteirinha (Santa Bárbara), all located in Minas Gerais.

Vale has improved the safety condition of the B3/B4 dam (Nova Lima), reducing the emergency level from level 3 to 2, and Capitão do Mato dam (Nova Lima), with the reduction of the emergency level from 2 to 1.

To reduce the reliance on dams in its production processes, Vale continues to implement tailings filtration systems. In 2022, the Company concluded the implementation of tailings filtration of Brucutu, Itabira (Cauê and Conceição) and Vargem Grande, allowing these operations to have safer and more sustainable processes.

Upstream Dams Decharacterization Program

In 2022, Vale eliminated another 5 upstream tailings containment structures, totaling 12 of the 30 structures expected in Brazil and advanced the de-characterization of Dique 2 in Itabira to 2023. The Company also removed almost 60% of the tailings from the B3/B4 dam, in Nova Lima (MG), which had its emergency level reduced from 3 to 2.

Vale signed an Agreement with Brazilian authorities establishing a new schedule for the De-characterization Program, in line with the technical challenges identified so far and prioritizing project safety. For further information, please visit www.vale.com/esg, Dams section, item "Decharacterization Program".

Vale Management Model (VPS) Implementation

The VPS is Vale's culture put into practice, and the evolution of the maturity of the departments in implementing the Vale Management Model is verified based on metrics that are common to all business areas. Positive results have been measured since 2019, with reductions in the Total Recordable Injury Frequency Rates (TRIFR), from a Health and Safety perspective, and greater adherence to the maintenance plan from an operational perspective, among other requirements. The assessment of the evolution of the VPS maturity indicated a growth of 25% between 2021 and 2022, going from 1.52 to 1.90.

Evolution in ESG practices

Environmental

Vale continues to pursue its goals of reducing scope 1 and 2 emissions by 33% by 2030, carbon neutrality by 2050, in line with the Paris Agreement, and 100% renewable energy in Brazil (2025) and globally (2030). Among many advances, the following stand out:

- Operational start-up of Sol do Cerrado solar farm, one of the largest solar farm projects in Latin America, with an installed capacity of 766MWp. In July 2023, when it is expected to reach full operational capacity, it will produce 16% of all the energy required by Vale's operations in Brazil.
- Powershift Program for the electrification of operations: in the railway mode, the second 100% electric locomotive has been delivered, with autonomy of up to 10 hours[18]; in the road transportation mode, two battery-powered off-road trucks, with 72t of capacity each, have been received. In addition to reducing CO_2 emissions to zero, the noise impact is minimized.
- The use of natural gas at Vale's pelletizing plant in São Luís (Maranhão) has been contracted, the first step towards converting 100% of the pelletizing plants into natural gas consumption, which will begin in 2024.

Seeking to achieve the goal of reducing scope 3 net emissions by 15% by 2035, the following stand out:

- Partnerships in the development of decarbonization solutions in the steel industry, engaging around 30 steelmaking clients, which represent approximately 50% of Vale's Scope 3 emissions.
- Beginning of the construction of the first Tecnored commercial plant, Vale's wholly-owned subsidiary, in Marabá (Pará). With a production capacity of 250 ktpy of green pig iron, with low carbon emissions, and start-up planned for 2025, the project has estimated investments of R$ 1.6 billion.
- Signing of three agreements for a joint study on the development of Mega Hubs, industrial complexes for the production of HBI and steel products with a significant reduction in CO_2 emissions. The agreements have been signed with local authorities and clients in the Saudi Arabia Kingdom, the United Arab Emirates and the Sultanate of Oman, and potential production will be destined for local and seaborne markets.
- In shipping, obtaining independent approval[19] for a pioneering project for multi-fuel tanks on iron ore carriers. A preliminary study for Guaibamaxes estimates a reduction in emissions between 40% and 80% with the use of methanol and ammonia, or up to 23% with liquefied natural gas.
- In the voluntary commitment to protect and recover 500,000 hectares of forest areas[20] by 2030, 51,000 hectares were protected and/or recovered[21] in 2022, totaling 172,000 hectares since 2019[22], or about 34.4% of the long-term target.
- The "Biomes" initiative, launched by Vale and other major companies in partnership to restore and protect 4 million hectares of native forests in different Brazilian biomes over 20 years.
- As a circular mining approach, 580 kt of certified sand were produced in Brucutu, Viga and Itabira in 2022 from the reuse of mining waste.

18. Without recharging stop.

*19. **Approval in Principle** confirms that a concept project is feasible and that there are no significant obstacles to its execution. It is provided by an independent external entity.*

20. Beyond the boundaries of the Company.

21. Recovery is considered the restoration of a degraded forest area to a non-degraded condition, which may be different from its original condition, but which increases vegetation cover and results in carbon sequestration. The area with conserved native vegetation cover is considered protected, resulting in maintenance of carbon stock. In 2022, 50,000 hectares were protected and 1,215 hectares recovered.

22. Considering about 165,000 hectares protected and about 7,000 hectares recovered.

Social

Vale's social ambition is **"to be a partner company in the development of resilient communities, engaged in relevant issues to humanity and committed to sustainable mining."**

In 2022, Vale made progress towards achieving its long-term social commitments.

To **reach the TOP 3 in the social requirements of the main external assessments**[23] of sustainable mining, Vale has maintained its commitment to eliminate all ESG gaps by 2030, totaling 57 gaps closed out of the 63 mapped. The Company has also evolved in best practices and received an upgrade in the following assessments:

Provider	End of 2019	End of 2021	End of 2022	Reference
DJSI[24]	45	63	69	The higher, the better
ISS ESG	–	C+	C+	Best: A+; Worst: D–
ISS Governance	10	6	1	The lower, the better
Moody's	–	CIS-4	CIS-2	CIS-4: highly negative; CIS-2: neutral-to-low
MSCI	CCC	CCC	B	Best: AAA; Worst: CCC
Sustainalytics	54,5	39,1	39,1[25]	The lower, the better

In order to **help lift 500,000 people out of the extreme poverty line by 2030,** in 2022[26], Vale defined a methodology for its performance and structured an action plan for the upcoming years. In 2023, the Company will start concept tests in urban, rural and forest locations, benefiting 30,000 people.

To **collaborate with indigenous communities neighboring** Vale's operations in the preparation and execution of their plans aimed at guaranteeing the rights set forth in the UN Declaration on the Rights of Indigenous Peoples (UNDRIP), we have formalized the commitment with the Kayapó People to develop up the Consultation Protocol ("*Protocolo de Consulta*") for the Kayapó Indigenous Community.

This document establishes rules for the procedure of Prior, Free and Informed Consent, so that cultural specificities, their own legal systems, forms of social organization and collective deliberation are respected, addressing access to and respect for their rights. The activities of this process began in December 2022.

23. MSCI, Sustainalytics and DJSI.
24. Dow Jones Sustainability Index World.
25. Sustainalytics' last annual review was in 2021.
26. People living on less than US$ 2.15 per day, according to the World Bank.

Vale is seeking to contribute to Indigenous Peoples and traditional communities in promoting their rights, valuing their culture, and ethnodevelopment. Dispute resolution and transparency about operating conditions are essential for building dialogue and joint work. In 2022:

- Vale signed a historic agreement with the Xikrin do Cateté Indigenous People, which ended 15-years controversies and started a positive phase in the relationship.
- Vale signed an agreement with the Pataxó and Pataxó Hã-Hã-Hãe communities, affected by the Brumadinho dam collapse.
- The Company also signed an agreement with the Kayapó indigenous community[27], which agrees on resources for investments in structuring projects and establishes a fund for future generations.
- In the Carajás Railway duplication project, approval of the Basic Environmental Plan by the Gavião Indigenous People[28], with the consent of the National Indigenous Foundation and issuance of the Construction License for the project by IBAMA.

In 2022, 1,532 relationship communities were mapped, of which 165 were prioritized for engagement in Brazil. Around 78% of these prioritized communities have a Relationship Plan in place. Vale's commitment is to have plans for 100% of the prioritized communities by 2026.

Cultural transformation

Vale works continuously to be recognized as a company that pursues operational excellence, leads the transition to a low-carbon economy and generates social and economic progress. Transforming its organizational culture is essential to make the Company's aspirations viable.

Digital actions on the main corporate platforms have expanded the opportunity to deepen the concepts of cultural transformation. The digital inclusion pilot project, for instance, has had more than 500 employees.

The network of influencers has expanded with groups of Culture Catalysts and Guardians of Purpose, from the operational technical level to executive leadership, which reinforce the transformation of culture in their daily interactions.

The cultural transformation has advanced with the **Company's purpose fully linked to the strategy.** The approach has been focused on operations and around 1,740 leaders have been trained (50% of the target audience).

27. In the scope of the Onça Puma Public Civil Action. For futher information, access the Company's ESG Portal, Controversies section.
28. Arãtikatêjê, Kyikatêjê and Parkatêjê.

Culture favorability (Key behaviours): 2021 vs 2022


82
87
64
70
65
73
62
72
61
69
Obsession for Safety and Risk Management
Active Listening and Engagement with Society
Sense of Ownership
Empowerment with accountability
Open and transparent dialogue
2021
2022

Greater engagement in measuring the transformation – during the year, more than 24,000 employees gave their perception of the presence of key behaviors in their daily routine.

Expansion of leadership development programs, with more than 2,000 leaders of the first hierarchical levels trained.

Diversity, equity and inclusion

Vale is committed to promoting inclusion and valuing diversity. These are ethical imperatives connected with Vale's purpose of improving people's lives and transforming the future. In 2022, initiatives in the pursuit of an increasingly diverse, equitable and inclusive Vale were expanded:

In gender diversity, Vale is committed to doubling women's representation in the workforce by 2025 (from 13% to 26%).

- **Women's participation in 2022 was 22.06%,** an increase of 5,164 female employees since 2019[29].
- **Hiring more than 1,200 women from the communities** where Vale operates during the year through the Technical and Operational Vocational Training Program.
- **Approximately 380 Vale's women leaders received mentoring for career development** with renowned market professionals between 2021 and 2022.

In senior leadership, the target of increasing female participation from 12% to 26% by 2025 is close to being achieved. The Company ended 2022 with 22.60% of women in senior leadership, a 2.3 p.p. growth compared to 2021[30] .

29. When the commitment was established.

30. When the target was revised from 20% to 26%.

In ethnic-racial equity, in 2021, Vale announced a commitment to have at least 40% black leaders[31] by 2026 in Brazil. In 2022, 32% of leadership was composed of black professionals, an increase of 3.1 p.p. compared to the previous year.

To honor its commitment to the ethnic-racial agenda, Vale invests in career development programs for the community, employees and talents from the market.

- Launch of the "Boosting Talents" Program ("Programa Potencializando Talentos"), to promote the development of black and people with disability, offering 450 positions in the year.
- Launch of the Professional Qualification Program for 100 black women from communities in socially vulnerable conditions in regions where Vale operates.
- Launch of the Career Acceleration Program for 100 black women in the job market.
- The 2022 group of trainees in Brazil has 67% women and 71% self-declared black professionals.

Inclusion and ethics are intrinsic to the Company's cultural transformation. Among other initiatives, actions to combat harassment have been intensified, such as the launch of the hub Against Harassment and Stoppages Against Harassment in operations around the world, with the participation of more than 19,000 employees.

We encourage you to consult Vale's Diversity and Inclusion Policy, which is available at the Company's ESG Portal.

31. *Coordinators, managers, and above.*

Reparation

In Brumadinho and Evacuated Territories

In line with the Integral Reparation Agreement signed between Vale, the Justice Institutions and the State of Minas Gerais in February 2021 and certified by a court decision in April of the same year, we reaffirm our commitments to continue the initiatives that have been implemented since 2019.

As of 2022, Vale has disbursed **R$ 23.7 billion on commitments** assumed under the Agreement.

The estimated amount of R$ 37.7 billion[32], provided for under the Agreement, includes initiatives aimed at socioeconomic and socioenvironmental reparation, which are classified as "obligations to do" and "obligations to pay". As of December 2022, 58% of the Agreement has been concluded.

In relation to the obligations to pay, which correspond to 47% of the total economic value set in the Agreement, Vale has complied with around 77% of the items.

Obligations to do	**Expected date**	**Amount with no inflation adjustment** R$ million	**2022 executed amount** R$ million	**Total amount paid** R$ million – inflation-adjusted by IPCA (Broad Consumer Price Index)	**Progress** (no inflation adjustment)
Demand Projects of the Affected Communities	Single	3,000.0	3,460.0	3,460.0	100%
Income Transfer	Single	4,400.0	–	4,610.0	100%
Water Safety	Single	2,050.0	–	2,150.0	100%
Projects for the Paraopeba Basin	Single	125.0	144.0	144.0	100%
Mobility Program	3/12	4,950.0	950.0	1,820.0	33%
Public Service Strengthening Program	3/6	3,650.0	1,400.0	2,680.0	66%
Temporary Hires	Single	310.0	–	320.0	100%
Amount already paid in the agreement (Covid-19 Expenditures)	Single	1,500.0	–	1,500.0	100%
Total		**19,985.0**	**5,954.0**	**16,684.0**	**77%**

32. Economic value of the agreement signed in February 2021.

In relation to the obligations to do, which correspond to 25% of the total economic value of the agreement, Vale continues with the execution of actions according to the plan, with an economic advance of 7%.

Obligations to do	Expected date	Amount with no inflation adjustment R$ million	2022 executed amount R$ million	Total amount paid R$ million – inflation-adjusted by IPCA (Broad Consumer Price Index)	Progress (no inflation adjustment)
Projects for the Paraopeba Basin	Until Feb/26	2,375.0	184.0	184.0	8%
Projects for Brumadinho	Until Feb/26	1,500.0	21.0	21.0	1%
Socioenvironmental Recovery	Until Feb/31	3,000.0	207.0	380.0	13%
Environmental Compensation for Known Damage (Basic Sanitation)	Until Feb/31	1,550.0	–	0.5	0%
Firefighters TAC	Until Feb/26	71.0	0.4	0.4	0%
Civil Defense TAC	Until Feb/26	97.0	5.0	88.0	90%
Wolbachia & Funed	Until Feb/26	135.0	0.0	2.2	2%
Audits and Technical Consultancies	Until Feb/31	700.0	16.0	18.0	3%
Total		**9,428.0**	**433.4**	**694.1**	**7%**

Compensation for individual rights are not included in this amount and remain in execution by Vale. These indemnities covered more than 13,700 people, representing R$ 3.2 billion in payments. Out-of-court requests[33] were closed in January 2022 for most territories, except for the territories of Antônio Pereira/São Gonçalo.

For further information on the Integral Reparation Judicial Agreement and to follow the progress of reparation actions, visit Vale's ESG Portal, Reparation Section.

33. This type of compensation aims to ensure that the victim is compensated for damages the victim has sustained, whether moral or economic.

In Mariana

Total reparation disbursements reached R$ 28.9 billion. In 2022, Renova received R$ 8.2 billion for reparation programs.

2022 saw the seven-year anniversary of the Fundão dam collapse in Mariana (MG), which was operated by Samarco, a joint-venture with a 50% ownership interest by Vale and BHP, respectively.

During this period, the Renova Foundation, created in 2016 through the Transaction and Conduct Adjustment Agreement (TTAC), continued with its commitment to providing full reparation for damage caused to the people and communities affected.

On the resettlement front, the restoration of the right to housing was accelerated with the delivery of 315 solutions in 2022, reaching a total of 441 solutions delivered, out of 584 total cases.

In individual indemnities, more than 409,000 people have already received R$ 13.6 billion in indemnity payments until 2022, of which R$ 9.08 billion were paid through the Simplified Indemnity System[34], implemented in 2020 and extended by court decision to all affected locations on the Rio Doce and affected estuarine regions.

In its relationship with the Tupiniquim and Guarani indigenous communities located in the municipality of Aracruz (Espírito Santo state), the Renova Foundation has resumed payment of the Emergency Subsistence Aid and created a negotiation forum to resolve dissent in the reparation process and advance the agenda of the Basic Environmental Plan, with due consultation and participation of communities in decision-making on issues that impact their lives, beliefs, institutions, spiritual values and land. The Krenak people have set up their own entity to carry out technical self-advice, so that the dialogue for the execution of reparation actions could advance in 2023.

Regarding the relationship with quilombola communities, an agreement has been entered into with the Quilombola Community of Degredo, which has been receiving individual indemnity, and its Basic Environmental Plan will be carried out by the Local Community Association, at the request of the community itself, which also acts as technical advisor, strengthening its autonomy. This Agreement is still awaiting judicial ratification.

On the environmental front, water quality monitoring continues on the Doce, Gualaxo do Norte and Carmo rivers, as well as other tributaries of the Doce River and the coastal and estuarine areas of Espírito Santo. The results indicate a return to the conditions prior to the dam rupture, so that the water from the Doce river can be consumed after being treated, without risk to the health of the population. The process required to make it drinkable is standard. That is, the same process that water from any river, in Brazil or in the world, needs to undergo to be used safely.

By December 2022, significant advances were observed in compensatory forest restoration, totaling 11,000 hectares of permanent preservation area and 1,700 springs in the recovery process.

34. Since July 2020, residents of more than 45 municipalities in the Rio Doce Basin have been able to access the Simplified Indemnity System, which allows compensation for mostly informal categories, such as artisans, wagoners, washerwomen, artisanal and informal fishermen, sand collectors, among other workers

E

Corporate Governance

- Vale's governance structure
- Shareholding structure
- Investor engagement

Corporate Governance

Vale is committed to global best corporate governance practices, which allows the Company to compete efficiently and create long-term value for shareholders. Vale's governance model aims to establish clearly defined principles and roles, transparency, and stability in order to guide its actions.

In 2022, Vale had an upgrade in the scores of the Governance assessments carried out by the ESG risk assessment agencies MSCI and by the ISS-ESG. The upgrade was driven by d the improvements in the corporate governance structure, with an emphasis on a majority of independent members and an independent Chairman of the Board of Directors.

In the amendment of Vale's Bylaws, approved in December 2022, the Board of Directors' role focused on the Company's strategic direction, with the delegation of duties related to executive management acts to the Executive Committee.

The restructuring of the Board's Statutory Advisory Committees, with a reduction from 7 to 5 permanent committees, has brought more agility, efficiency and quality to the Company's decision-making process. The new structure of Advisory Committees stems from a broad global benchmarking process, in addition to addressing aspects indicated in the assessment of the Board's effectiveness.

Committee members shall have experience and technical capacity regarding the matters within the competence of the Committee in which they participate, and the respective Internal Regulations provide that such bodies shall be composed exclusively of members of the Board of Directors. The Audit and Risks Committee shall be composed exclusively of Independent Directors, in line with the best global corporate governance practices.

In 2022, there was a comprehensive assessment process for the Board of Directors and its Advisory Committees, the review of the Board's Critical Competencies Matrix and the development of specific aspects for assessing potential overboarding scenarios. Such initiatives have reinforced the evolution of Vale's governance and enriched the process of nominating candidates to the Board of Directors for the 2023-2025 term. For further information on this process, please refer to the Nomination and Governance Committee Final Report, available at www.vale.com/investors.

Vale's Governance structure also has a Fiscal Council, which is a permanent, supervisory body, independent from the Executive Committee and the Board of Directors, which seeks, through the principles of transparency, equity and accountability, to contribute to the organization's best performance.

The Fiscal Council is responsible, among other matters, for overseeing the acts of administrators and verifying compliance with their legal and statutory duties and examining the quarterly balance sheets and financial statements for the fiscal year and giving an opinion on them.

Vale’s governance structure

Vale’s governance structure consists of the Board of Directors, its Advisory Committees, Fiscal Council and Executive Committee. The Company also has a non-statutory Conduct and Integrity Committee.

In December 2022, the new design of Vale’s Executive Committee was defined to accelerate the achievement of strategic objectives, by creating the Vice-Presidency for Iron Ore Solutions, Operations and Projects. The new structure of the Advisory Committees for the Board of Directors has also been approved, with new nomenclatures and scopes. The Energy Transition Metals business will be consolidated in a new company. Thus, Base Metals Vice Presidency is not presented here.


General Meeting
Board of Directors
Fiscal Council
Advisory Committees
Capital Allocation and Project
Audit and Risk
Nomination and Governance
People and Compensation
Sustainability
Innovation*
*This committee became non-statutory and non-permanent
Chief Audit and Compliance Officer
Whistleblower Channel
Internal Audit
Corporate Integrity
Corporate Governance General Office
Chief Executive Officer (CEO)
Iron Solutions
Single point of contact for costumers engagement and marketing
Operations
Single point of contact for mining operation
Projects
Single point of contact for design and project execution
Technical
Maximize value throughout endowment lifecycle minimizing technical risk
Finance and Investor Relations
Critical financial standards, systems, support and fiduciary oversight
People
Critical Human Resources standards, systems, support and fiduciary oversight
Corporate and External Affairs
Stakeholder Management and legal support
Sustainability
ESG targets and standards

Shareholding structure

Vale has a global and diversified shareholder base. As of March 13, 2023, the Company's capital stock consisted of 4,539,007,568 common shares and 12 preferred shares of a special class (golden shares). Of the total number of shares, 90,477,817 were held in treasury, resulting in a total of 4,448,529,763 outstanding shares.

Vale's total capital, February 28th, 2023


6.91% Shares in treasury
8.25% Previ
13.37% The Capital Group Companies, Inc.1,2
5.99% Mitsui&Co
5.50% Blackrock, Inc.1,2
Others 59.98%
Others
Shareholder with more than 5% of total capital

1. Position of economic group 2. Position on 01/31/2023

Investor engagement

Vale maintains an open and transparent dialogue with its shareholders by engaging with its administrators through the Investor Relations department. Vale also provides several communication and service channels, in addition to periodic and occasional market reports.

Participants	Purpose	Activities
Strategic agenda, critical issues, and governance		
Chairman of the Board and Investor Relations	Discuss strategic agenda, critical issues, and governance improvements, and promote active listening.	48 meetings with institutional investors, included in 2 ESG roadshows.
		Responding to formal correspondence from investors.
Board of Directors' Practices		
Chairman of the Board of Directors, Investor Relations	Presentation and clarifications on the list of nominees to the Board of Directors and other topics related to the BoD.	30 meetings with Vale's major shareholders, relevant funds in Brazil and abroad, and proxy advisors.
Strategy, finance, and operational performance		
CEO, CFO, Executive Vice Presidents and Investor Relations	Update on Vale's performance and other critical issues, such as capital allocation and reparation.	Quarterly results webcast.
		463 calls, 1x1 meetings and events with investors, proxy advisors, ESG rating agencies.
		25 virtual/in-person conferences organized by financial institutions.
		Meetings with debt holders and rating agencies.
		Analyst and Investor Tour, Vale Day, roadshows.

Participants	Purpose	Activities
Environmental, Social and Governance		
CEO, CFO, Executive Vice Presidents, Sustainability, and Investor Relations.	Engagement on advances in governance, relationship with communities, Brumadinho reparation, tailings dams and other topics.	109 calls, 1x1 meetings and events with investors, proxy advisors, ESG rating agencies.
		1 ESG webinar addressing the topics of Tailings and Dam Management.
		4 ESG virtual/ in-person conferences organized by financial institutions.
		44 questionnaires and letters answered.
		2 meetings of shareholders (including general and extraordinary meetings).
Climate Agenda		
Climate Change and Investor Relations.	Sharing of Vale's advances and exchange of experiences and information.	Meetings, letters and response to questionnaires for initiatives and stakeholders focused on climate change (CDP, CA100+, TCFD, among others).

F

Performance of the Board of Directors

Performance of the Board of Directors

Oversight of the Board of Directors

Vale's Board of Directors is the body responsible for establishing general business direction, considering people's safety, social progress and respect for the environment, defining the Company's strategy and that of its controlled companies, and monitoring and evaluating management.

To deepen their knowledge of the Company, the members of the Board of Directors have visited the Company's operations in Espírito Santo and Minas Gerais, in Pará and Maranhão, as well as in Canada.

Activities of the Board of Directors in 2022

The Board acted effectively in 2022, with the support of its Advisory Committees, especially for:

- **Approval of the Company's new Risk Management structure,** based on the review of the Risk Management Policy, the Risk Map and systems related to the subject, which will allow a more efficient monitoring by the Executive Committee and the Board of Directors.
- **Approval of the corporate reorganization of the base metals operations held by Vale in Brazil,** an important move that aims to provide greater operational and management efficiency to the business.
- **Approval for investment in the Sol do Cerrado Project,** for renewable energy generation, which will represent a relevant contribution to the achievement of Vale's climate goals towards reducing its net carbon emissions by 33% by 2030 and zeroing them out by 2050.
- **Approval of the creation of startups that will encourage the establishment of businesses using mining tailings,** within the concept of circular economy, with great potential for creating value for the Company, reinforcing the innovation initiatives that are fundamental for Vale's growth.

In addition to the highlights mentioned above, the Board of Directors has been monitoring business performance, strategic issues, the evolution of reparation processes, the process of de-characterizing dams, and other issues in compliance with legal and regulatory requirements.

No. of Meetings 21
(4 being strategic planning meetings)
Attendance rate: 96%

Risk Governance Model

Vale has an integrated risk management governance system, based on the Lines of Defense concept, optimizing the communication flow for decision-making, and reinforcing the alignment between strategy, performance, and risk management.

The general risk management guidelines guiding our business are established by the Board of Directors, which has a statutory Audit and Risks Committee, responsible for overseeing the suitability and effectiveness of Vale's risk management processes, among other duties. For further information on Vale's Risk Governance Model, please visit www.vale.com/esg.

Advisory Committees for the Board of Directors

The reform of the Advisory Committees, in 2022, brought the following main changes:

a) **The Financial Committee has been repositioned** as the Capital Allocation and Project Committee;

b) **The Audit Committee has absorbed competencies related to risk management** and is now named as Audit and Risks Committee, with the consequent termination of the Operational Excellence and Risk Committee;

c) **The Nomination Committee has incorporated governance attributions** into its scope and is now named as Nomination and Governance Committee;

d) **The People, Remuneration and Governance Committee has reinforced its focus on cultural transformation and people training agendas,** changing its name to the People and Remuneration Committee;

e) **The Sustainability Committee has maintained its original scope;** and

f) **The Innovation Committee is no longer statutory and permanent.**

Advisory Committees for the Board of Directors on a permanent basis:

- Capital Allocation and Project Committee
- Audit and Risks Committee
- Nomination and Governance Committee
- People and Remuneration Committee
- Sustainability Committee

Thus, the Board of Directors receives permanent support from the five advisory committees listed below, for the discussion of specific topics related to their areas of activity, to ensure greater efficiency and quality in decision-making process.

The Advisory Committees define their work plan annually, according to priorities defined by the Board of Directors. Additionally, the demands for discussions and assessments arising from the Committee itself and the Board of Directors, as well as deliberative matters from the Executive Committee, are dynamically incorporated during the year.

The main activities developed by the Advisory Committees for the Board of Directors in 2022 are shown below. The Performance Reports that year of the aforementioned Committees highlight the main duties and responsibilities of each body, their main indicators, in addition to perspectives for 2023, and are available at www.vale.com/investors.

Audit and Risks Committee

During 2022, the Committee fulfilled its duties, in line with the best interests of the Company and to the duties as provided in its internal regulations, among which the following stand out:

- **Quarterly monitoring of reports from the Audit and Compliance Board,** including the Reporting Channel, Ethics and Compliance Program, Internal Audit and SOX control;
- **Hiring a Technical Audit to assess Vale's Ethics and Compliance Program,** seeking recommendations and opportunities for improvement;
- **Review of the 2022 quarterly and annual financial information and other regulatory documents of Vale** and discussions on the subject with internal areas and independent auditors;
- **Conducting periodic meetings with the Controllership and Risk Management area**s and with the internal auditors to supervise the audit processes related to the examination of internal controls;
- **Analysis of legal provisions and contingencies** and monitoring of the estimation criteria prepared by Management for contingencies, especially related to SEC, Brumadinho, Samarco and Renova Foundation;
- **Review and streamlining of the Company's Integrated Risk Map** and definition of priority risk topics, in addition to reviewing the Risk Management Policy;
- **Discussion of the Company's critical and very critical risks,** as well as the controls necessary to mitigate them;
- **Monitoring of geotechnical risks**, dam de-characterization projects and resource and reserve reports;
- **Monitoring of the Company's correspondence** and interactions with capital market regulatory bodies (SEC, CVM and B3).

No. of Meetings : 19

Attendance rate: 99.8%

Current members:

- Manuel Lino Silva de Sousa Oliveira (Coordinator)
- Murilo Cesar Lemos dos Santos Passos
- Rachel Maia

Operational Excellence and Risk Committee

With the restructuring of the committees, this Committee was discontinued, with the Audit and Risks Committee absorbing the Company's risk attributions.

In the last year of its activities, the following Committee activities stand out:

- **Improved operational and geotechnical risk management governance** by monitoring the evolution of the Risk Management Model in order to ensure compliance of the areas with control and safety systems, such as HIRA, VPS and B-wise and monitoring of the main mitigation plans;
- **Monitoring and support for the evolution** of governance in Geotechnics;
- **Monitoring of the Dam De-characterization Process and the Dam Management System;**
- **Monitoring of the Tailings Disposal Strategic Plan;**
- **Monitoring of the implementation of Vale's management model** across the Company;
- **Monitoring of the main occupational safety events** and operational processes based on the Health, Safety and Operational Risk indicators aligned with the VPS;
- **Monitoring of Risks and mitigation plans** related to Information Security – Operational Technology.

No. of Meetings : 8
Attendance rate: 90.6%
Current members:
- Roger Allan Downey (Coordinator)
- Eduardo de Oliveira Rodrigues Filho
- André Viana Madeira
- Antônio Umberto Benetti Queiroz

Capital Allocation and Project Committee

In order to ensure that activities related to financial management, economic and financial performance and the Company's long-term capital allocation strategy are conducted efficiently and protectively, the following activities conducted by the Committee stand out in the period:

- **Monitoring Vale's budgetary performance** and recommending the budget proposal for 2023;
- **Assessment of the Company's relevant projects:** Voisey's Bay mine located in Canada, Sol do Cerrado project, Capanema maximization, Bahodopi mine and Pomalaa project in Indonesia, and Furnace 2 project at Onça Puma;
- **Assessment and monitoring, from a financial perspective,** of the Company's main ongoing projects, as well as monitoring the budgetary status of these projects;
- **Monitoring of the main financial indicators,** including cash flow, risk investments and financial risk map;

- **Analysis, recommendation and monitoring** of Share Buyback Programs, Shareholder Compensation, Hedge and Trade.

- **Monitoring of divestments made by the Company,** such as: manganese ferroalloys operations, coal and general cargo operations in Africa, California Steel Industries, and the Midwest iron ore production system.

No. of Meetings : 22
Attendance rate: 93.6%
Current members:
- Daniel André Stieler (Coordinator)
- Fernando Jorge Buso Gomes
- Roberto da Cunha Castello Branco
- Murilo César Lemos dos Santos Passos

People and Remuneration Committee

The following activities of the Committee throughout 2022 are highlighted, still considering its scope consolidating the topics of people, remuneration and governance:

- **Conducting the process of revising the structure of the Advisory Committees and the amendment of the Company's Bylaws.**

- **Evolution of the Corporate Policies track,** a project aimed at clarify the roles of the Board of Directors and Executive Committee regarding the Company's Governance. The Policies have thus been segregated into Corporate and Administrative Policies, the first group being compete to the Board of Directors and the second to the Executive Committee. There has also been a consolidation in the range of policies subject to decision by the Board of Directors, from 31 to 20, and the definition that such policies will be based on principles.

- **Action Plan of the Board of Directors,** with the Committee coordinating the Board's "pulse" assessment process, in partnership with a specialized external consulting firm, and producing an Action Plan, containing 6 macro topics, to address the consultancy's recommendations.

- **Review of the VSP** and the Executive Committee's goals framework.

- **Talent Management Review as periodic guidelines for the Committee meetings,** optimizing the follow-up of the Vice-Presidencies and the Executive Presidency in terms of their succession pipelines. Emphasis was placed on creating a contingency line for emergency replacements and the relevance of working to improve our pipeline for critical functions was verified.

No. of Meetings: 16
Attendance rate: 93.75%
Current members:
- Mauro Rodrigues da Cunha (coordinator)
- Eduardo de Oliveira Rodrigues Filho
- Fernando Jorge Buso Gomes
- José Luciano Penido

Nomination and Governance Committee

Since its installation, in June 2022, the Committee has concentrated its activities on the process of nominating the composition of the Board of Directors for the 2023-2025 term, having, as of 2023, added to its activities the monitoring of governance issues, seeking the evolution and continuous improvement of the practices adopted by the Company in its journey as a global corporation.

In this context, the following activities stand out in the period:

- **Analysis of the results of the annual evaluation process** of the Board of Directors and Advisory Committees to identify opportunities for improvement in the process of nominating the collegiate for the following term;
- **Assessment and review of the Board of Directors' Critical Competencies Matrix,** and conducting the directors' self-assessment process based on the revised matrix;
- **Discussion and alignment of assumptions for the composition of the Board of Directors** (including criteria for overboarding, age and number of tenures) and the desirable profiles of new candidates, in addition to reflection on the Succession Plan of the Board of Directors;
- **Assessment and interviews with candidates for the Board of Directors,** with the collaboration of a specialized external consultancy;
- **Elaboration of the Nomination Report** containing the proposed composition of the Board of Directors for the 2023-2025 term (available at www.vale.com/investors); and
- **Review of the compensation model for the Board of Directors and Advisory Committees,** contemplated in the annual global compensation proposal.

No. of Meetings: 8
Attendance rate: 100%
Current members:
- José Luciano Penido (coordinator)
- Daniel Stieler
- Marcelo Gasparino da Silva
- Manuel Lino Silva de Sousa Oliveira

Sustainability Committee

Since its creation, the Committee has evolved along with market demands for the segment, bringing up extremely relevant topics for debate to ensure the alignment of the Company's policies and practices with sustainability in the social, environmental, climate and economic dimensions, enhancing strategic discussions between executives and the Board of Directors. In this context, the following activities stand out in the period:

- **Analysis of issues related to Environmental and Social Sustainability,** through specific sessions on climate change, biodiversity, management of water resources, environmental licensing, reduction of the risk level of dams, new technologies for the energy matrix, human rights and relationship with stakeholders;
- **Deepening the "Vale Carbon Neutral Strategy" agenda,** aiming at its fulfillment by 2050, through specific sessions to address the evolution of the MACC curve, the REDD+ Business Plan, the evolution of the forestry goals, and decarbonization scopes 1 and 2;

- **Monitoring of the Brumadinho repair plan** and follow-up of repair actions in Mariana;
- **Visit to communities with a critical relationship with Vale;**
- **Assessment and guidance on policies within its competence,** positions and strategic plan on Sustainability topics, including recommending the 2023 budget for socio-environmental and institutional external expenditures for the Company to move forward with the 2030 commitments;
- **Active contribution in preparing and recommending the approval of the 2021 Integrated Report,** having met with the independent readers of the report after its release, to capture opportunities for improvement identified by them for the next year.

No. of Meetings: 20
Attendance rate: 91%
Current members:
- **Marcelo Gasparino da Silva (coordinator)**
- **Ken Yasuhara**
- **Mauro Rodrigues da Cunha**
- **Rachel Oliveira Maia**

Innovation Committee

With the amendment of the Company's Bylaws, the Committee was repositioned and began to act on a non-statutory and non-permanent basis. During 2022, among the activities of the Committee, the following stand out:

- **Discussion and follow-up on opportunities for synergy** between Vale's Centers for Technological Development and R&D Portfolio, and projects for the dissemination of agile teams, digital transformation and innovation, accompanying Vale's cultural transformation;
- **Review of the approach regarding the construction of the Portfolio of the Future,** Open Innovation, Corporate Venture Capital, Corporate Venture Builder, Partnerships, Joint Ventures, and Corporate Strategy;
- **Implementation of a specific agenda at Committee and Board of Directors meetings** to present outstanding projects related to Innovation (Innovation Share), with the aim of signaling the relevance of innovation for the future of Vale and stimulating innovation in the Company;
- **Discussion and monitoring of the main initiatives** adopted on Governance and Culture of Innovation, connecting strategic themes and ensuring focus on priority initiatives with high potential impact;
- **Discussion of the Executive Committee's proposal** for the first Innovation budget.

No. of Meetings: 8
Attendance rate: 95%
Current members:
- **Roberto da Cunha Castello Branco (coordinator)**
- **Roger Allan Downey**
- **Ken Yasuhara**
- **André Viana**

Board Assessment Process

The Board of Directors conducts a clear and constructive assessment process, year-on-year basis, for the evolution of its governance and performance. In the first half of 2022, an assessment process was carried out regarding the effectiveness of the Board and its Advisory Committees, with the support of specialized and independent external advice.

Board Members and members of the Committees, members of the Company's Executive Committee and the Secretary General of Corporate Governance participated in this process, providing a broad vision regarding the priorities to be addressed for the continuous improvement of the bodies, in line with the highest standards, compatible with a global corporation.

As part of the Board's assessment, aspects related to (a) compliance with the mandate were addressed; (b) composition and structure; (c) processes and support structure; (d) dynamics and effectiveness; and (e) contributions. The assessment results were presented, in a consolidated manner, to the collegiate.

The Board members were also assessed individually, by self-assessment, and by peer assessment, considering (a) contributions; (b) participation and engagement; and (c) skills and personal profile. The individual results were then shared with the Chairman of the Board for further discussion and feedback with each member.

As a result, the priority initiatives for the evolution of its effectiveness were aligned with the Board of Directors, with the structuring of the respective action plan. Throughout 2022, were developed several initiatives in this context, including the revision of the Bylaws of the Company and the restructuring of the Advisory Committees of the Board.

For more information on the Board of Directors' regular review process, visit the Company's ESG Portal, Board and Leadership Section.

Fiscal Council's performance

In 2022, the Fiscal Council was mainly responsible for examining financial statements, quarterly income, and other documents of its competence, submitted to the General Shareholder's Meeting, including those related to the distribution of shareholder remuneration, cancellation of common shares, and corporate transactions.

The Fiscal Council held a meeting with the Chairman of the Board of Directors and with the coordinator of the Audit and Risks Committee of Vale, maintaining interactions with the Company's External Auditors, in sessions to present the audit work plan and, at the end of each quarter, in the analysis of the financial statements.

The Fiscal Council met 15 times in fiscal year 2022, with an attendance rate of 98%.

The body frequent agendas were monitoring the evolution of the upstream dam de-characterization works and the repair actions in progress, both in Brumadinho and in Mariana, the latter through the Renova Foundation.

The Fiscal Council also monitored the reports of the Audit and Compliance Board, including the reporting channel, corporate integrity and internal audit, internal control processes, Vale's Integrated Risk Map, among other activities for the performance of its work, as per statutory and regimental attributions.

For better performance of the Fiscal Council, a training program was carried out on the Company's operations and strategy, including a technical visit by the Body to the operations of the Tubarão Port (ES).

G

Item I

Appreciation of the financial statements for the fiscal year ended December 31, 2022

Item I
Appreciation of the financial statements for the fiscal year ended December 31, 2022

Management accounts are presented through the Management Report and Financial Statements prepared by the Executive Committee, approved by the Board of Directors on February 16, 2023 and disclosed to the market on the same date through the internet pages www.cvm.gov.br websites, www.b3.com.br and www.vale.com/investors. The legal publications took place in the Valor Econômico newspaper and in the Official Gazette of the State of Rio de Janeiro on February 28, 2023.

Other supporting documents, such as opinions from the Board of Directors and the Fiscal Council and the management's comments pursuant to item 2 of the Reference Form can be found at www.vale.com/investors.

Highlights from the financial statement year ended December 31, 2022.

Iron Ore and Pellets

Sales volumes for iron ore and pellets totaled 302 Mt in 2022, 1% lower than 2021 and in line with 2022 production. Iron ore production was 2% lower YoY mainly due to (a) licensing delays in Serra Norte; and (b) jaspilite waste rock processing and operational performance at S11D. This was partially offset by (a) continuous ramp-up of production at Vargem Grande; (b) higher production via dry processing in Brucutu; and (c) increased purchases from third parties. Pellet production was 1% higher than 2021, with a better mix of direct reduction pellets (49% of total production vs. 41% in 2021), leveraged by higher quality feed and taking advantage of higher market premiums.

Volume of Sales – Iron Ore
('000 metric tons)


2021
270,885
32,306
2,052
2022
260,663
33,164
8,216
Iron ore fines
Iron ore pellets
Iron ore ROM

Nickel

Nickel sales volume was 180.8 kt in 2022, relatively in line with 2021. Nickel production increased by 6% as a result of stabilization of operations following the 2021 Sudbury labor disruption and and the strong performance at Onça Puma, which were partially offset by lower feed availability due to PTVI furnace refurbishment and delay in ramp-up of VBME project.

Volume of Sales
('000 metric tons)


2021
181.7
2022
180.8

Copper

Copper sales volume was 243.9 kt in 2022, 14.3% lower than 2021, as a result of the 15% decrease in production mainly due to the prolonged maintenance at the Sossego mill in 1H22 and the additional critical maintenance activities at Salobo and Sossego throughout the year, which was partially offset by higher production in Canada due to the stabilization of the Sudbury mines and the recovery of copper from structures containing copper precipitates in Thompson.

Volume of Sales
('000 metric tons)


2021
284.5
2022
243.9

Net Revenue

R$ 226.5 billion in 2022, down R$ 67.0 billion from 2021, reflecting more challenging market conditions and lower realized iron ore prices.

Net operating revenues
R$ billions


2021
293.5
2022
226.5

Expanded net debt

Expanded net debt totaled US$ 14.1 billion on December 31, 2022, mainly due to lower EBITDA result due to price and volume factors, which contributed to lower cash generation in 2022.

Expanded net debt
R$ billions


2021
9.0
2022
14.1

Adjusted EBITDA for continuing operations

R$ 102.1 billion in 2022, 39% below 2021, mainly due to lower iron ore prices in the year.

Adjusted EBITDA from continuing operations
R$ billions


2021
168.1
2022
102.1

Net Earnings

R$ 95.9 billion in 2022, a negative variation of R$ 25.3 billion compared to the R$ 121.3 billion recorded in 2021, mainly due to lower EBITDA and lower net financial result.

Net earnings
R$ billions


2021
121.3
2022
95.9

Net debt

US$ 7.9 billion in 2022, US$ 6.0 billion higher than 2021. Net debt increased due to the lower cash position, impact of lower EBITDA generation due to price and volume factors.

Net debt
R$ billions


2021
1.9
2022
7.9

H

Item II

Proposal for allocation of net income and capital budget

Item II
Proposal for allocation of net income and capital budget

The management proposal for the allocation of net income for the year 2022 contemplates, besides the distribution of remuneration to shareholders and the constitution of legal, statutory and tax incentive reserves, the retention of a portion of net income for the year to meet part of the investments in the capital budget for the year 2023, as per article 196 of Law 6,404/76, in the amount of R$ 18,666,942,095.30.

The capital budget proposed by the administration for the year 2023 includes current investments, replacement of capacity in addition to capital projects in the total amount of R$ 31.3 billion (US$ 6 billion).

The objective of the investment program is to support operational reliability and generate opportunities for growth with value creation. The capital investments detailed below were approved by the Board of Directors on December 1, 2022.

Capital Budget – 2023 – R$ million	
Application of resources by segments	
Iron Solutions	
Capital	6,008.6
Current	12,923.0
Energy Transition Metals	
Capital	3,317.1
Current	7,563.9
Others	1,546.5
Total	**31,359.1**
Source of funds	
Profit retention	18,666.9
Cash generation	12,692.2
Total	**31,359.1**

Thus, based on article 196 of Law 6,404 of 12/15/1976, Vale's Board of Directors proposes to the Annual Shareholders' Meeting, with a favorable opinion from the Fiscal Council, the approval of the Capital Budget for the year 2023, in amount of R$ 31.3 billion.

The Administration clarifies that **the distribution of earnings for the year 2022 has already been made** and there is no additional to be proposed for deliberation at this Meetings.

Item III

Fixing the number of seats on the Board of Directors

Item III
Fixing the number of seats on the Board of Directors

Under the terms of Vale's Bylaws, the Company's Board of Directors must be composed of a minimum of 11 and up to 13 members, and this body currently comprises 13 members.

In this sense, the Board of Directors recommends the maintenance of 12 positions, in addition to the one arising from the separate vote by the Company's employees, for deliberation by the shareholders.

J

Item IV
Election of the members of the Board of Directors

Item IV
Election of the members of the Board of Directors

Comments on the election of the Board of Directors

The Board of Directors had the support of the Nomination and Governance Committee for the proposal to nominate Directors for the 2023-2025 term. Throughout 2022, the Committee discussed the results of the Board's evaluation process, updated the Board's Critical Competencies Matrix, evaluated the collegiate, as well as the Directors according to the updated Matrix, and reflected on the succession plan of Vale's Board of Directors, debating overboarding assumptions, number of tenures and diversity, in line with the best global governance practices.

The proposal for the composition of the Board[35] not only reinforces the attraction of experienced Directors, with extensive experience and international recognition, critical skills for the Board and relevant knowledge to face the Company's challenges, but also catalyses, in an expressive way, the plurality of the collegiate sought by Vale and its shareholders, including aspects of gender, race and culture.

Board of Directors' Critical Competencies Matrix and Board member assessment

In 2022, the Nomination and Governance Committee revised the Board of Directors› Critical Competencies Matrix, aiming to reinforce its objectivity in relation to the skills that comprise it and its alignment with the challenges and vision of the future for Vale.

In addition, the Committee developed, with the support of specialized external assistance, objective criteria for the individual proficiency scale regarding each of the competencies contained in the Board›s Critical Competencies Matrix, to reinforce the accuracy and comparability of the results for evaluation the degree of coverage of the referred competences.

In view of the importance of availability of time for the proper exercise of functions on the Board of Directors, the Committee also developed criteria for overboarding analysis, in line with assumptions adopted by investors and proxy agencies.

Below is the evaluation of candidates for the Board based on the Board of Directors› Critical Competencies Matrix.

35. As decided by majority at the Board of Directors meeting held on March 8, 2023.

Critical Competencies Matrix of Vale's Board of Directors

Management experience	Functional experience		Sector experience
Relevant executive experience Acting as a member of the Executive Committee and/or Board of Directors	**Risk & Security Management** In organizations with a risk profile compatible with that of natural resource companies	**ESG** In socio-environmental and governance areas, in integrity and compliance processes, preferably in natural resource industries. Desirable experience of engagement with society, especially with neighboring communities.	**Mining** Preferably in the iron ore and base metals
Experience in the business environment in Asia Preferably in Vale's area of operation, especially in China	**Cultural Transformation & Talent Management** Including remuneration and alignment of interests between management and stakeholders	**Finance & Portfolio with value orientation and accountability for performance** In the areas of corporate finance, capital allocation and asset portfolio management in large companies	**Steelmaking & Metallurgy** Including their value creation drivers
Institutional, governmental and regulatory relations Working with these bodies, as well as in corporate communication	**Business innovation** In Vale's value chain and adjacent areas, supporting the company's climate strategy	**Commercial and Trading** Understanding of the global geopolitical and macroeconomic landscape, as well as the current competitive environment and industry trends	**Global Chain Logistics** Including management and optimization of global supply chains
Relationship with shareholders Knowledge of capital markets and relationships with shareholders	**Digital Intelligence & New Technologies** Mindset for creating value through new technologies and digital intelligence		

Additional information regarding the assumptions for updating the Board's Competencies Matrix and the Board members' assessment process, including the proposal of nominees to the Board of Directors, is presented in the Nomination and Governance Committee Final Report, available at www.vale.com/investors.

Nominated Board profile

12 Members



8 Independents

4 Non-Independents

4 foreign members

10 men 2 women 3 Non-white

Mandate


< 1 year
6
1 – 2 year
3
2 – 5 year
2
> 5 year
1

Average: **1,8 years**

Age


8%
< 50 years old
17%
> 70 years old
25%
61–70 years old
50%
51–60 years old

Average: **58 years old**

Competences evaluation – Average Rating*


Relevant Executive Experience
2.58
Experience in the business environment in Asia
1.58
Institucional, governmental and regulatory relations
2.33
Relationship with shareholders
2.17
Risk & security management
2.25
Cultural transformation & talent management
1.83
Business innovation
1.67
Digital intelligence & new technologies
1.42
ESG
2.50
Finance & portfolio with value orientation and accountability for performance
2.07
Commercial and trading
1.58
Mining
2.00
Steelmaking & metallurgy
1.50
Global chain logistics
1.67

Maximum score, per competence, per member = 3

Board Nominees' profiles



Daniel André Stieler

Time with Vale:
since 2021 (2 years)

Skills, knowledge and expertise:

- Relevant Executive Experience
- Relationship with shareholders
- Finance & Portfolio with Value orientation and Accountability for Performance
- ESG

- **Candidate for Member and Chairman of the Board of Directors at Vale S.A.**

Experience at Vale S.A.:

- Current Member of the Board of Directors
- Coordinator of the Capital Allocation and Projects Committee

Board of Directors at other listed companies

- Member of the Board of Directors at Tupy S.A.

Main experiences:

Mr. Daniel André Stieler graduated in Accounting from Universidade Federal de Santa Maria ("UFSM") in 1989, and then he earned a graduate degree in Financial Administration from Fundação Getulio Vargas ("FGV") in 1998, an MBA in Auditing from FGV in 2000, and an MBA in Accounting from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras ("FIPECAFI") in 2003. He is a member of the Board of Directors at Vale S.A. (since November 2021), where he also holds the positions of Coordinator of the Capital Allocation and Projects Committee and Member of the Nomination and Governance Committee. Previously at Vale, he had been a Member and Coordinator of the Financial Committee (November 2021 to May 2022 and May 2022 to December 2022, respectively) and Member of the Nomination Committee (January 2022 to April 2022 and May 2022 to December 2022). His main professional experiences in the last 5 years include: (i) President of Banco do Brasil Employees Pension Fund ("PREVI") (June 2021to February 2023); (ii) Member of the Deliberative Council (since July 2021) of the Brazilian Association of Closed-End Private Pension Entities ("ABRAPP"); (iii) Member of the Board of Directors at Tupy S.A., an energy and decarbonation company (April 2022 to April 2023); (iv) Member of the Board of Directors (April 2020 to April 2022) at Alelo S.A., a Brazilian solutions and services company; (v) Chief Executive Officer (January 2021 to June 2021) of Economus Instituto de Seguridade Social, a supplementary pension entity, where he also served as Chairman of the Deliberative Council (July 2020 to January 2021) and Member of the Fiscal Council (June 2016 to July 2020); (vi) Member of the Deliberative Council (February 2021 to June 2021) of the higher education institution Universidade Corporativa de Previdência Complementar ("UniAbrapp"); (vii) Member of the Board of Directors (April 2020 to October 2021) at Livelo S.A., a company in the benefits, corporate expense management and incentives business; (viii) Chief Controllership Officer (July 2019 to January 2021) at the commercial bank Banco do Brasil S.A.; (ix) Member of the Advisory and Finance Council (October 2016 to October 2019) at Banco Votorantim S.A.; (x) Member of the Financial Institutions Accounting Affairs Commission (2009 to 2019) of the Brazilian Federation of Banks ("Febraban"); and (xi) Executive Manager of the Financial Disclosure department (March 2009 to June 2019) of Banco do Brasil S.A. conglomerate, at the Controllership office.



Douglas James Upton

Skills, Knowledge and Expertise:

- Experience in the Business Environment in Asia
- Relationship with shareholders
- ESG
- Mining
- Steelmaking and Metallurgy

Independent

Candidate for Independent Member of the Board of Directors at Vale S.A.

Main experiences:

Mr. Doug graduated in Sciences (Mathematics and Physics) from University of Western Australia (in December 1981), where he also earned an MBA (in March 1988). He was a Partner, Research Officer and Analyst at The Capital Group (August 2004 to January 2023), one of the world's leading investment managers, and served as Analyst at JP Morgan Asset Management (1999 to 2004), Head of Commodities Research (1997 to 1999) at HSBC Investment Bank, Senior Market Analyst (1989 to 1997) at the Western Mining Corporation, and Geophysicist (1982 to 1986) at Hosking Geophysical. His main professional experiences in the last 5 years include: (i) Investment Manager (August 2004 to January 2023) at The Capital Research Company – The Capital Group, Inc., where he was responsible for global investments in the steel and mining industry, with special focus on China's economy and metals industry, and more recently on transition energy. From time to time, he has been responsible for other sectors, such as banking, retail and telecommunications, in Canada and Australia, having held the position of Chief Research Officer (2009 to 2013), until he resigned from the management team to focus on investments again.



Fernando Jorge Buso Gomes

Time with Vale:
since 2015 (8 years)

Skills, Knowledge and Expertise:

- Relevant executive experience
- Institutional, governamental and regulatory relations
- Risk and security management
- ESG
- Finance & portfolio with value orientation and accountability for performance
- Mining

Candidate for Member of the Board of Directors at Vale S.A.

Experience at Vale S.A.:

- Current Vice Chairman of the Board of Directors
- Coordinator of the Capital Allocation and Projects Committee
- Member of the People and Remuneration Committee

Board of Directors at other listed companies

- Member of the Board of Directors at Bradespar S.A.

Main experiences:

Mr. Fernando Jorge Buso Gomes graduated with a bachelor's degree in Economic Science from Faculdades Integradas Bennett in 1979. He has over 40 years' experience in planning complex financial strategies, mergers and acquisitions, capital markets, relationship with shareholders and stakeholders, team training and management, performance assessment of Boards of Directors and business strategy, at both Brazilian and international companies. At Vale S.A., he has been Vice Chairman of the Board of Directors since May 2021 (having already held the position of Vice Chairman since January 2017 and was a member since April 2015), Member of the People and Remuneration Committee and of the Capital Allocation and Projects Committee. Previously at Vale, he had been a Member of the Financial Committee (Coordinator from December 2019 to April 2021 and subsequently, from November 2021 to December 2022, Member from April 2015 to December 2022), and Member of the People and Compensation Committee (since December 2022), formerly known as People, Remuneration and Governance Committee (Member from May 2021 to December 2022 and Coordinator from May 2019 to April 2021). He was Coordinator of the Governance and Sustainability Committee (April 2015 to October 2017), member of the Executive Development Committee (April 2015 to October 2017), member of the Strategic Committee (April 2017 to October 2017), Coordinator of the Sustainability Committee (November 2017 to April 2019) and Member and Coordinator of the People Committee (November 2017 to April 2019) at Vale S.A. His main professional experiences in the last 5 years include (i) Chief Executive Officer (since April 2015) at Bradespar S.A., where he holds the positions of Investor Relations Officer (since April 2015) and Member of the Board of Directors (since April 2022), having also served as Vice Chairman of the Board of Directors (April 2018 to October 2019) and Chairman of the Board of Directors (October 2019 to April 2020), (ii) Member of the Board of Directors (November 2014 to December 2018) at 2B Capital S.A., a private equity manager controlled by Banco Bradesco, where he also held the positions of Chief Executive Officer (March 2015 to June 2016) and Officer (June 2016 to December 2018), and (iii) Investor Relations Officer at Millennium Security Holdings Corp (since October 2015), an indirect wholly-owned subsidiary of Banco Bradesco set up in early 2003 to be used as a vehicle for purchasing shares issued by Valepar and sold by Sweet River in 2003. He also served as Chief Executive Officer at Antares Holdings Ltda. and Brumado Holdings Ltda. between the years 2015 and 2017. And as Vice Chairman of the Board of Directors at Valepar S.A. (January 2017 to August 2017), where he also served as Officer (April 2015 to August 2017) and Member of the Board of Directors (April 2015 to August 2017).



João Luiz Fukunaga

Skills, Knowledge and Expertise:

- Institutional, governmental and regulatory relations

Candidate for Member of the Board of Directors at Vale S.A.

Main experiences:

Mr. João Luiz Fukunaga graduated in History from the Pontifical Catholic University - PUC-SP in 2007, and holds a master's degree in Social History from the same institution, concluded in 2009. He is President of PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (since February 2023), and started his career as a professor, having also engaged in research and academic productions in the education area. He has been a tenured employee at Banco do Brasil since 2008. His main professional experiences in the past 5 Years include: (i) Officer (from 2012 to February 2023) of the Union of Bank Employees of the São Paulo, where he was (ii) National Coordinator of the Negotiation Commission of BB Employees; (iii) Legal Affairs Secretary (2017); (iv) responsible for the Union's Organization and Administrative Support area (from 2020 to February 2023); and (v) Union Auditor (2022 to February 2023), chosen by the National Confederation of Workers in the Financial Area (Contraf) , engaging in negotiations between employees and management of Banco do Brasil).



José Luciano Duarte Penido

Time with Vale:
since 2019 (4 years)

Skills, Knowledge and Expertise:

- Relevant executive experience
- Institutional, governmental and regulatory relations
- Risk and safety management
- ESG
- Finance & portfolio with value orientation and accountability for performance
- Mining

Independent

Candidate for Independent Member of the Board of Directors at Vale S.A.

Experience at Vale S.A.:

- Current Chairman (Independent) of the Board of Directors at Vale S.A.
- Coordinator of the Nomination and Governance Committee
- Member of the People and Remuneration Committee

Main experiences:

Mr. José Luciano Duarte Penido graduated in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais in 1970. He has more than 33 years' experience in Mining and Steelmaking (iron and manganese ores), mineral research activities, mining and mineral processing, engineering and implementation of industrial mining and pelletizing projects, including more than 15 years' experience in Planted Forests and in the Pulp and Paper Industry. He has extensive experience in corporate governance and senior management at companies in various industries, having served as Chairman and CEO for over 27 years. Boasts a long professional track record in Sustainability and ESG, having played leading roles in Brazil and internationally in the social and environmental management of territories, engagement with stakeholders (communities and NGOs), mitigation and adaptation to climate change, particularly in respect of Forests and Agriculture. At Vale S.A., he is an Independent Member and Chairman of the Board of Directors (holding a seat at the board since May 2019), Coordinator of the Nomination and Governance Committee, and Member of the People and Remuneration Committee. Previously at Vale, he had held the positions of Coordinator of the Nomination Committee (May 2022 to December 2022), Coordinator of the People, Remuneration and Governance Committee (May 2021 to December 2022), Coordinator of the Sustainability Committee (May 2019 to April 2021), and member of the Operational Excellence and Risk Committee (May 2019 to April 2021). His main professional experiences in the last 5 years include: (i) Chairman of the Board of Directors at Fibria Celulose, a publicly-held company engaged in the planted forests business and in the pulp and paper industry (September 2009 to January 2019); (ii) Independent Member of the Board of Directors at Banco Santander Brasil, a publicly-held financial institution (May 2017 to April 2019); (iii) Independent Member of the Board of Directors at Copersucar S.A., a privately-held company in the sugar and ethanol logistics and trading sector (May 2013 to June 2021); (iv) Independent Member of the Board of Directors at Química Amparo Ypê, a privately-held company in the business of producing and selling household cleaning products (May 2013 to December 2019); and (v) Independent Member of the Board of Directors and the People Committee at Grupo Algar S.A., a family-run holding company engaged in the telecommunications, farming, hospitality and entertainment industries (since 2015), having also served as Member of the Audit and Risks Committee for that same group (2015 to October 2021).



Luis Henrique Cals de Beauclair Guimarães

Skills, Knowledge and Expertise:

- Relevant executive experience
- Institutional, governmental and regulatory relations
- Relationship with shareholders
- Risk and security management
- Cultural transformation & talent management
- ESG
- Finance & portfolio with value orientation and accountability for performance
- Commercial & trading
- Global supply chain logistics

Independent

Candidate for Independent Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies

- Member of the Board of Directors at Cosan S.A.
- Member of the Board of Directors at Raízen S.A.
- Member of the Board of Directors at Compass Gás e Energia S.A.
- Member of the Board of Directors at Companhia de Gás de São Paulo

Main experiences:

Mr. Luis Guimarães graduated in Statistics from Escola Nacional de Ciências Estatísticas ("ENCE"), in Rio de Janeiro, and holds an MBA in Marketing from COPPEAD-UFRJ. Luis Guimarães has a deep understanding of the energy business, particularly energy transition and ESG challenges. He is the CEO of Cosan S.A. (since 2020), having previously held this position at Raízen S.A. (2016 to 2020), a company engaged in the business of growing and processing of sugarcane, from production and sales of sugar and renewable energy through to the fuel distribution market and the convenience and proximity shopping business, and at Comgás (2013 to 2015), the largest gas utility company in Brazil, during which time he was also chairman of the ABEGAS board. He is currently a Member of the Board of Directors at Cosan S.A. (since July 2017), Raízen S.A. (since April 2020), Compass Gás e Energia S.A. (since July 2020), Companhia de Gás de São Paulo – Comgás (since December 2012), Cosan Lubes Investments Limited (since August 2020), and Cosan Lubrificantes e Especialidades S.A. (since October 2020), Logum Logística S.A. (since June 2016), while serving without pay as Chief Executive Officer of the Brazilian Association of Publicly-Held Companies ("ABRASCA"), in furtherance of the development of the Brazilian capital market (since June 2020). He was COO (2011 to 2012) at Raízen Combustíveis S.A., Chief Marketing Officer North America (2007 to 2011) at Shell Global Marketing Lubricants (2004 to 2007), and a Partner (2000 to 2004) at Webb Consulting and Business and Outsourcing. His main professional experiences in the last five years include: (i) Chief Executive Officer (April 2016 to April 2020) and Member of the Board of Directors (April 2020 to June 2021) at Raízen Energia S.A.; (ii) Chief Executive Officer of Raízen S.A. (April 2016 to April 2020); (iii) Member of the Board of Directors at Radar Produção Agrícolas S.A. (June 2020 to February 2023); (iv) Member of the Board of Directors at Radar II Propriedades Agrícolas S.A. (June 2020 to February 2023); (v) Member of the Board of Directors at Janus Brasil Participações S.A. (June 2020 to February 2023); (vi) Member of the Board of Directors at Tellus Brasil Participações S.A. (June 2020 to February 2023); (vii) Member of the Board of Directors at Duguetiapar Empreendimentos e Participações S.A. (October 2022 to February 2023); (viii) Member of the Board of Directors at Gamiovapar Empreendimentos e Participações S.A. (October 2022 to February 2023); and (ix) Rumo S.A. (Nov/2020 to Mar/2023).



Manuel Lino Silva de Sousa Oliveira (Ollie)

Time with Vale:
since 2021 (2 years)

Skills, Knowledge and Expertise:

- Relevant executive experience
- Institutional, governmental and regulatory relations
- Relationship with shareholders
- Risk and security management
- ESG
- Finance & portfolio with value orientation and accountability for performance
- Mining
- Global chain logistics

Independent

Candidate for Independent Member of the Board of Directors

Experience at Vale S.A.:

- Independent Member of the Board of Directors
- Coordinator of the Audit and Risks Committee
- Member of the Nomination and Governance Committee

Board of Directors at other listed companies

- Chairman of the Board of Directors at Jubilee Metals Group PLC

Main experiences:

Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973 and earned a specialist degree in Theory of Accounting in 1975 from University of Natal-Durban, in South Africa. He also holds specialist degrees as Chartered Accountant and Chartered Management Accountant from the Institute of Chartered Accountants of South Africa and the U.K.'s Institute of Chartered Management Accountants, respectively. An executive boasting more than 35 years' experience in corporate finance and strategy, primarily in the mining industry, at companies like Anglo American and De Beers, including some experience in Brazil. A recognized independent board member, having served on several international boards in the manufacturing sector. He has experience in institutional relations, finance and mining. He is an Independent Member of Vale's Board of Directors (since May 2021), Coordinator of the Audit and Risks Committee and Member of the Nomination and Governance Committee. Previously at Vale, he had been Coordinator of the Audit Committee (August 2021 to December 2022), Member of the Nomination Committee (May 2022 to December 2022), and Member of the People, Remuneration and Governance Committee (elected in May 2021 to hold a seat from August 2021 to May 2022). His main professional experiences in the last 5 years include: (i) Member (since May 2022) and Chairman of the Board of Directors (since June 2022) at Jubilee Metals Group PLC, a publicly-held natural resources and mining company listed on the London Stock Exchange; (ii) Senior Independent Director (April 2018 to March 2022) at Polymetal International PLC, a publicly-held gold and silver mining company; (iii) Senior Independent Director at Antofagasta PLC (October 2011 to August 2021), a publicly-held company engaged in the natural resources and mining business; and (iv) Non-Executive Independent Director (February 2020 to July 2021) at Blackrock World Mining Investment Trust PLC, a British mining investment company.



Marcelo Gasparino da Silva

Time with Vale:
since 2020 (3 years)

Skills, Knowledge and Expertise:

- Relevant executive experience
- Institutional, governmental and regulatory relations

Independent

Candidate for Independent Member and Vice-President of the Board of Directors of Vale S.A.

Experience at Vale S.A.:

- (Independent) Member of the Board of Directors
- Coordinator of the Sustainability Committee
- Member of the Nomination and Governance Committee

Board of Directors at other listed companies

- Member of the Board of Directors at Petrobras
- Member of the Board of Directors at Eletrobras

Main experiences:

Mr. Marcelo Gasparino da Silva graduated in Law from Universidade Federal de Santa Catarina in 1995 and earned a post-graduation degree in Business Tax Administration from Fundação ESAG-UNICA in 2000. He has executive training in mergers and acquisitions from the London Business School and from the CEO FGV (IBE/FGV/IDE). He is a Professor at Fundação ENA – School of Gover-nment for certification of managers of government-owned and governmen-t-controlled companies. He has been a Board Member Certified by Experience (CCA+) by Instituto Brasileiro de Governança Corporativa ("Brazilian Institute of Corporate Governance" or "IBGC") since 2010. At Vale S.A., he is an Indepen-dent Member of the Board of Directors (since April 2020), Coordinator of the Sustainability Committee, and Member of the Nomination and Governance Committee (, having also held the positions of Member of the Nomination Committee (May 2022 to December 2022), Member of the Operational Excel-lence and Risk Committee (May 2021 to May 2022), Member of the Sustainabili-ty Committee (June 2020 to April 2021), Alternate Independent Member of the Board of Directors (May 2019 to April 2020) and Alternate Member of the Board of Directors (May 2016 to April 2017). Mr. Marcelo Gasparino da Silva declared himself a Politically Exposed Person for having held the positions of: (i) Mem-ber of the Board of Directors at Petrobras (April 2021 to May 2021, and then since August 2021) and Member of the Fiscal Council (May 2019 to April 2021); (ii) Member of the Board of Directors at Eletrobras (April 2016 to April 2017, and then since August 2022) and Vice-President of Strategy, Governance and Sustainability Committee at Eletrobras (since August 2022); (iii) Chairman of the Board of Directors (April 2017 to March 2023) at ETERNIT S.A., publicly-held company leading the roofing business and other segments in construction solutions; (iv) Member of the Board of Directors at CEMIG (April 2016 to July 2022); (v) Member of the Board of Directors (April 2020 to April 2021) at energy company Gasmig; (vi) Member of the Board of Directors (April 2019 to February 2020) at Casan, a publicly-held company providing water collection, treatment and distribution and sewage treatment services; (vii) Member of the Board of Directors at CELESC (April 2018 to April 2019); (viii) Member of the Fiscal Council (April 2018 to April 2019) at Braskem, a petrochemical company; (ix) Member of the Board of Directors (April 2017 to April 2020) at Kepler Weber, a company en-gaged in the metallurgy business; and (x) Member of Petrobras' Fiscal Council (May 2019 to April 2021, and then April 2017 to April 2018).



Paulo Hartung

Skills, Knowledge and Expertise:

- Relevant executive experience
- Institutional, governmental and regulatory relations
- Risk and security management
- ESG
- Cultural transformation & talent management

Independent

Candidate for Independent Member of the Board of Directors at Vale S.A.

Main experiences:

Mr. Paulo Hartung graduated in Economics from Universidade Federal do Espírito Santo ("UFES") in 1978. He earned the titles of Honoris Causa Professor from Universidade de Vila Velha (2004) and Honoris Causa Doctor from UFES (2006). Paulo Hartung has in-depth knowledge of institutional, governmental and regulatory relations, in addition to an extensive political career at the municipal, state and federal levels. On his journey, he developed a clear understanding of government and public sector thinking and ways of putting it into action, as well as a sophisticated reading on the Brazilian society and environmental policy. These attributes enabled him to succeed in the role of mediator between the private and public sectors, either as president of IBÁ or by providing support to companies in their interactions with government officials (for example, supporting Vale in its relationship with the state of Pará). His professional career combines a conceptual strategic vision in the field of economics and management with the challenges of promoting a socially inclusive and geographically decentralized economy with responsible environmental development, implemented on a contemporary basis, and with a commitment to democratizing access to opportunities. In addition to his ability to understand the social and political environments and strong focus on favoring good environmental initiatives and policies from a more holistic perspective. These two dimensions of his main skills have allowed him to gain a more comprehensive perspective on ESG problems, especially regarding the E and S components. He is the Chief Executive Officer of IBÁ – Indústria Brasileira de Árvores, an association gathering members of the supply chain in the business of planting trees for industrial purposes (since March 2019), whose goals include expanding the sector's representativeness both nationally and internationally. The entity brings together 50 companies and nine state entities engaged in making products from the process of growing planted trees (wood boards, laminated floors, pulp, paper, energy forests and biomass), as well as independent producers and institutional investors. Mr. Paulo Hartung declared himself a Politically Exposed Person for having held the positions of (i) Governor of the State of Espírito Santo (2015 to 2018) and (ii) Member of the Advisory Board of the National Justice Council ("CNJ") (between 2018 and 2020). His main professional experiences in the last five years include: (i) Board Member at RenovaBR, political renewal initiative; (ii) Board Member at the Institute for Health Studies; (iii) Board Member at the Brazilian Center for International Relations ("CEBRI"); and (iv) Board MemberI at Unimed Participações (2019 to 2020). He was also a Board Member at EDP Brasil (2012 to 2014) and Board Member at Veracel Celulose (2013 to 2014).



Rachel de Oliveira Maia

Time with Vale:
since 2021 (2 years)

Skills, Knowledge and Expertise:

- Relevant executive experience
- ESG

Independent

Candidate for Independent Member of the Board of Directors of Vale S.A.

Experience at Vale S.A.:

- (Independent) Member of the Board of Directors
- Member of the Sustainability Committee
- Member of the Audit and Risks Committee

Board of Directors at other listed companies

- Independent Director at Banco do Brasil S.A.
- Independent Director at CVC Corp.

Main experiences:

Ms. Rachel de Oliveira Maia graduated in Accounting from Centro Universitário FMU in 1996. She was trained in general management at University of Victoria, Canada (2001), and in Negotiation and Leadership at the Executive Education Program of Harvard Business School (2014), and she earned an MBA from Fundação Getulio Vargas ("FGV") (February 2018). She is an Independent Member of the Board of Directors at Vale S.A. (since May 2021), Member of the Sustainability Committee (since May 2021) and Member of the Audit and Risks Committee, having previously served as a Member of the Audit Committee (May 2022 to December 2022). Her main professional experiences include: (i) Founder and CEO of RM Consulting, focusing on sustainability and leadership (since April 2018); (ii) Independent Member of the Board of Directors at Banco do Brasil (since May 2021); (iii) Independent Member of the Board of Directors at CVC Corp (since March 2021); (iv) Member of the Grupo Mulheres do Brasil, or Women of Brazil Group (since 2020); (v) Member of the Economic and Social Committee of the Development Council (since 2018); (vi) Independent Member of the Board of Directors at Soma Group (December 2020 to May 2022); (vii) Member of the Diversity and Inclusion Council at Carrefour (November 2020 to November 2021); (viii) management advisor to SumUp (December 2020 to December 2021); (ix) Chairman of UNICEF Advisory Board (October 2019 to September 2021); (x) Member of the General Council of the Danish Consulate (April 2014 to November 2020); (xi) Member of the Danish Chamber of Commerce (April 2014 to November 2020); (xii) CEO of Lacoste S.A. (Brazil), luxury apparel company (October 2018 to September 2020); (xiii) Member of the Committee of the President of the American Chamber of Commerce (AmCham) (April 2016 to October 2019); (xiv) member of the Institute for Retail Development (2016 to 2018); (xv) CEO of Pandora Brasil, in jewelry industry (April 2010 to April 2018); (xvi) member of the Board of the Americas of the Executive Leadership Group (ELG) (January 2013 to March 2018). She also stands out for having held the position of CFO at Tiffany & Co. Brazil (between July 2002 and October 2009). In January 2018, she founded the non-profit organization INSTITUTO CAPACITA-ME, responsible for providing training to people over 18 years old experiencing socioeconomic vulnerability, thereby promoting the education and employability of these students and workers in the most varied of communities in São Paulo.



Shunji Komai

Skills, Knowledge and Expertise:

- Experience in the business environment in Asia
- Commercial & trading
- Mining
- Global chain logistics

Candidate for Member of the Board of Directors at Vale S.A.

Main experiences:

Mr. Shunji graduated in Arts and Foreign Languages from Dokkyo University, in Japan (March 1994). He is Vice President of Mitsui & Co. Brasil S.A. (since February 2023) and a Senior Officer for Vale Business (since February 2023) at Mitsui & Co. Ltd. Japan's Minerals and Resources business unit in Japan. He was a Board Member (2021 to 2022) at Mitsui & Co. (Asia), a mineral resources development company, Board Member (2020 to 2021) at Vale Mozambique, and Alternate Board Member (2006 to 2012) at Valepar. His main professional experiences in the last 5 years include: (i) CEO and President (November 2021 to January 2023) of the mineral resources development company Mitsui & Co. (Asia), on assignment at an investment company in Manila, the Philippines, of the New Metals and Aluminum division of Mitsui & Co., Ltd.; (ii) Deputy General Manager of the New Metals and Aluminum division (July 2021 to October 2021) of Mitsui & Co.; (iii) Officer and General Manager of Governance and Compliance (September 2020 to June 2021) at Vale Mozambique; (iv) General Manager of the Brazil sales department of the Iron Ore Division (April 2012 to August 2020) of Mitsui & Co.; (v) General Manager of Rare Metals and Battery Material department, New Metals and Aluminum division (2015 to 2017), at Mitsui & Co.



Vera Marie Inkster (Marie)

Skills, Knowledge and Expertise:

- Relevant executive experience
- Institutional, governmental and regulatory relations
- Relationship with shareholders
- Risk and security management
- Finance & portfolio with value orientation and accountability for performance
- Mining

Independent

Candidate for Independent Member of the Board of Directors at Vale S.A.

Main experiences:

Ms. Marie graduated in Business Administration from St. Francis Xavier University (May 1993), and later as a Chartered Professional Accountant from the Institute of Chartered Accountants of Ontario (June 1998). She is an Independent Director, Chairman of the Audit Committee and Member of the Compensation Committee (since June 2014) at Lucara Diamond Corp., the leading independent producer of exceptional quality diamonds from the corporation's Karowe mine in Botswana. Her main professional experiences in the last 5 years include: (i) Chairman of the Board (November 2020 to January 2022) at International Zinc Association, where she was also an Officer (October 2018 to January 2022); (ii) President, CEO and Board Member (2018 to 2021) at Lundin Mining Corp., a Canadian diversified base metals mining company with operations in Argentina, Chile, Brazil, the United States, Portugal and Sweden, producing mainly copper, nickel and zinc, where she also held the positions of CFO (2009 to 2018) and Vice President of Finance (2008 to 2009); (iii) Chief Financial Officer (2009 to 2018) at Lucara Diamond Corp., where she also held the position of Vice President of Finance (2008 to 2009); and (iv) Board Member (2014 to 2016) of the Mining Association of Canada. During her time at Lundin Mining Corp., she was twice named Top Gun CFO by the business consultancy Brendan Wood International, as part of a survey with institutional investors measuring shareholder confidence.

K

Itens V and VI
Election of the President and Vice President of the Board of Directors

Itens V e VI
Election of the President and Vice President of the Board of Directors

According to Vale's Bylaws, the Chairman and Vice-Chairman of the Board of Directors must be equally elected by the Annual General Meeting, among the names elected to compose the Board of Directors in the 2023-2025 term. Considering the list of nominees, the Board of Directors proposes the election of **Mr. Daniel André Stieler for Chairman** of the Board of Directors and **Mr. Marcelo Gasparino da Silva** for Vice-Chairman of the Board of Directors. The resumes of both candidates are available for consultation in the previous section.

L

Item VII

Election of the members of the Fiscal Council

Item VII
Election of the members of the Fiscal Council

The Fiscal Council is a permanent body made up of 3 to 5 full members and their respective alternates, who will remain in their positions until the first Annual Shareholders' Meeting held after their election. The election of the members of the Fiscal Council will comply with the provisions set forth under existing legislation and Vale's Bylaws.

Fiscal Council Nomination

The Company informs that it has received communications from a shareholder with the nomination of candidates for the election of the Fiscal Council, as shown below.

Nominee	Alternate Nominee	Date of Nomination	Appointed by the shareholder
Márcio de Souza	Ana Maria Loureiro Recart	03/02/2023	Previ*

** Banco do Brasil Employees' Pension Fund*

Any nomination of candidates for members of the Fiscal Council by holders of common shares must comply with the legal provisions, including those contained in the Corporate Law, of CVM Resolution No. 81 and the Annual Circular Letter–2023-CVM/SEP.

In addition to the aforementioned indications, the Company received, on February 10, 2023, the indication, by the sole holder of preferred shares issued by Vale, of **Mr. Gabriel Muricca Galípolo** and **Mr. Adriano Pereira de Paula**, to the positions of effective and alternate members of the Fiscal Council, respectively.

We remind you that, under the terms of Vale Bylaws, the holder of golden shares has the right to elect and remove a member of the Fiscal Council and the respective alternate, in a separate voting process.

M

Item VIII

Establishment of the global annual compensation of administrators and the Fiscal Council members for 2023 fiscal year

Item VIII
Establishment of the global annual compensation of administrators and the Fiscal Council members for 2023 fiscal year

Comments by the Board of Directors on the proposal

As a global company, Vale knows that a critical challenge for the Company's long-term success is to attract the best professionals, retain talent, motivate and involve leaders who occupy strategic positions, especially members of the Executive Committee, members of the Board of Directors, Fiscal Council and Advisory Committees.

The annual compensation proposal presented by the Board of Directors[36] considers global market practices, alignment with short and long-term strategies, return to shareholders, and the sustainability of the Company's business.

The proposal also reflects the responsibilities of each member of management, their competence and the value of their services. It also aims at attracting executives with high-level professional qualifications and skills that are critical to Vale's challenges.

In preparing the annual compensation proposal, the Board of Directors is supported by: (a) the People and Remuneration Committee, to evaluate the compensation strategy of the Executive Committee and the proposal for distribution of the global annual budget for management compensation, and (b) the Nomination and Governance Committee, to evaluate the compensation strategy of the Board of Directors, its Advisory Committees and Fiscal Council.

36. As decided by majority at the Board of Directors meeting held on March 8, 2023.

Compensation elements for the Board of Directors, Committees and Fiscal Councill

Board of Directors	Effective members receive a monthly fixed portion of the compensation, while the only alternate member receives the fixed portion of the compensation when participating in meeting of the Board of Directors, replacing the member elected by the employees.
Advisory Committees to the Board of Directors	The compensation exclusively considers the payment of a monthly installment (fees) within the scope of responsibility assigned to each of the Company's Committee.
Fiscal Council	The fees of full members are equivalent to 10% of the fixed remuneration, which, on average, is attributed to members of the Executive Committee.
There is no short-term or long-term variable compensation.	

Compensation of the Board of Directors

- **Fixed Compensation**
  Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the aim of remunerating the services of each member of the Board of Directors of the Company, within the scope of the responsibility assigned to its members. The Company has a single alternate member of the Board of Directors, a vacancy occupied by a member elected by Vale employees, as provided for in its Articles of Incorporation. Said alternate member will be compensated at 50% of the compensation assigned monthly to the full member for each meeting he attends, limiting his monthly fee to the ceiling of 100% of the full member's fees, regardless of the number of participations in meetings in the month.

  Direct and Indirect Benefits: Members of the Board of Directors are not entitled to direct or indirect benefits, except for receiving life insurance.

  Participation in Committees: Members of the Board of Directors who are also members of Advisory Committees receive, in addition to their remuneration as members of the Board of Directors, the monthly remuneration attributed to members of the Committees.

- **Variable Compensation, Benefits and Others**
  Members of the Board of Directors are not entitled to other types of remuneration or benefits, including bonuses, profit sharing, remuneration for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and remuneration based on in shares. Members of the Board of Directors are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Fiscal Council's Compensation

- **Fixed Compensation**
  Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the objective of remunerating the services of each member of the Fiscal Council, within the scope of the responsibility assigned to the Fiscal Council. The compensation of the Fiscal Council corresponds to 10% of the fixed average remuneration attributed to the members of the Company's Executive Committee on a monthly basis.

In the event of a vacancy, the full member of the Fiscal Council is not remunerated, while the alternate member will be remunerated only in cases where he/she exercises the activities of member of the Fiscal Council due to vacancy, impediment or absence of the respective full member.

Direct and Indirect Benefits: The members of the Fiscal Council are not entitled to direct and indirect benefits.

Participation in Committees: Members of the Fiscal Council are not entitled to representation or remuneration for participating in Committees.

- **Variable Compensation, Benefits and Others**
  Members of the Fiscal Council are not entitled to other types of remuneration or benefits, including bonuses, profit sharing, remuneration for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and remuneration based on in shares. Members of the Fiscal Council are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Compensation elements for Executive Committee members

The main elements of compensation include fixed compensation, short-term variable compensation (Annual Bonus), and share-based variable compensation (long-term incentives - Matching and VSP).

The Company also offers private pension, benefits aligned with the local market and spot payments, capable of acting as extraordinary mechanisms of attraction, retention and/or incentives for initiatives or deliveries relevant to the Company, when applicable, such as bonuses for hiring new executives.

Fixed compensation	Short-term variable compensation (annual bonus)	Share-based variable compensation (long-term incentives)
Attract and retain executives with experience and competence consistent with the scope and responsibility of the position.	Recognize the executive's participation in the result of the year, encouraging him to overcome challenges, achieve sustainable results and manage risks effectively.	Promote long-term retention and commitment of executives, with creation of sustainable value.

Fixed Compensation

- **Base-fee:** fixed monthly fee, component not associated with performance.
- **Direct and Indirect Benefits:** benefits package compatible with market practices, which includes meal voucher, medical and dental care, hospital care, supplementary pension, life insurance and use of car owned by Vale with driver service.

Short-term variable compensation

The annual bonus is based on performance on the annual strategic challenges and budget, approved by the Board of Directors. Its main objectives are: (i) to encourage the delivery of strategic priorities, (ii) to ensure the Company's competitiveness, (iii) to focus on social and environmental issues, supporting Vale's ambition to be a leader in sustainable mining and (iv) to recognize the executive's role in Vale's performance. The annual goals, both collective and specific, define the expectation of performance in economic and financial bases, safety, risk, sustainability, VPS and strategic themes.

The complete 2022 and 2023 bonus panel is available in the respective items of this manual.

For the calculation of the payment of the Executive Committee's annual bonus, the following elements are considered:

Annual bonus in multiple or fixed fees = ***Target*** number of fixed fees x **Goal Panel** 0 to 1.5 x **Vale Multiplier** maximum of 1.3333 x **Performance Behavioral Factor (FCD)** 0.3 to 1.2

The result os Goal Panel x Vale Multiplier **cannot exceed 2**

Long-term variable compensation

Long-Term Incentive – Vale Shares Plan (VSP)

Performance Shares program that encourages management performance in the creation of long-term sustainable value, in line with the shareholders' vision, and the retention of executives. Example of calculating the number of shares for each participant[37]:

Start of the VSP cycle

A	x	B	/	C	=	Number of shares
R$ 100,000.00		9.00		R$ 75.00		12,000.00
Fee on Dec-31, previous year (hypothetical)		reference value for PV in Brazil		VALE 3 weighted price for 60 trading days, previous year		Number of shares (gross)

37. The above calculation represents the calculation of the number of gross shares. It is important to highlight that the concession to the participant is made in number of net shares (considering the IR rate of the participant's location in the concession). At the time of awarding, by the end of the cycle, a gross-up is made based on the location where the participant is located.

Historical summary

	2019	2020	2021	2022	2023
Awards as	money	money	shares	shares	shares
Virtual dividends	no	no	yes	yes	yes
Performance metrics	Relative TSR	Relative TSR 80% ESG 20%	Relative TSR 80% ESG 20%	Relative TSR 75% ESG 25%	Relative TSR 75% ESG 25%
Program trigger	no trigger	Vale below the 5th place in the TSR ranking does not generate payment	Vale below the 5th place in the TSR ranking does not generate payment	Vale below the 5th place in the TSR ranking does not generate payment	no trigger

The evolutions and improvements strengthen the ownership feeling and the executive engagement, in addition to aligning executive actions with shareholders' interests.

Below, the history of results in the last VSP awards, referring to the installment of the Total Shareholder Return (TSR) related to:

Results history – relative TSR installment								
	Year of the Awards							
	2020		2021		2022		2023	
Price VALE3 (average of the last 60 trading days of the previous year)	49.73		71.72		73.27		78.73	
Installment of TSR relative to peers	Ranking position	Performance factor	Ranking position	Performance factor	Ranking position	Performance factor	Ranking position	Performance factor
Cycle 2020	–	–	–	–	–	–	4th lugar	0.42
Cycle 2019	–	–	–	–	8th lugar	–	–	–
Cycle 2018	7th lugar	0.4	5th lugar	0.7	8th lugar	0.25	–	–
Cycle 2017	3th lugar	1	3th lugar	1	–	–	–	–
Cycle 2016	4th lugar	0.85	–		–	–	–	–

The VSP program was recently revised to provide more adherence with international market practices, regarding performance share plans, and, mainly, to bring more alignment to the return expected by shareholders.

The plan is described in detail below, considering the **grant carried out in 2023**. The main performance metric, with 75% of weight, remains Vale's TSR versus the TSR of the other companies that make up the peer group.

The TSR that measures the return that an investment provides to the investor/shareholder, considering the fluctuation of the share price and the distribution of dividends, based on a period.

$$\text{TSR} = \frac{\text{Final Price}^{*} - \text{Starting Price}^{**} + \text{Dividends}}{\text{Starting Price}^{**}}$$

Dividends: Dividends or IOC distributed in the period

**Average price weighted by traded volume,considering 30 trading days prior to the final date*
***Average price weighted by traded volume,considering 30 trading days prior to start date*

A relative TSR is used, by comparing Vale's TSR to the TSRs of large mining peers and similar companies. The VSP peer group and the award curve for the TSR portion, after revisions for effectiveness in 2023, are as follows:

Ranking	Performance Factor
1st place	200%
2nd place	160%
3rd place	125%
4th place	90%
5th place	55%
6th place	30%
7th place	20%
8th place	0%
9th place	0%

Group of peer companies: BHP, Rio Tinto, Anglo American, Freeport, Glencore, South32, FMG, Teck Resources and CSN Min.

If absolute TSR Vale is negative, **the maximum is 150%.**

The ESG metric, with a weight of 25%, includes: (i) global Health & Safety indicator (10%), which effectively measures our exposure to the types of incidents that can lead to serious injuries and fatalities – High Potential Incidents (N2), with the goal of zeroing N2 incidents by 2025, according to the curve presented to the market in 2020; and (ii) Sustainability (15%), with metrics related to the strategic pillar of Climate Change, measured by the reduction of greenhouse gas emissions, with 10%, and the commitment to be in the Top 3 in the social requirements of the main external evaluations (DJSI Performance), with 5%. For more information, see Vale's ESG Portal.

After the three-year cycle, the program is awarded conditioned to the achievement of the performance factor (TSR + ESG) and considering, at least, the same number of shares originally granted. On the gross amount paid, there is Withholding Income Tax.

The award at the end of the cycle, conditioned to the achievement of the performance factor, from the cycle granted in 2021, is now made through the delivery of Common Shares issued by the Company, after the end of the cycle and the additional payment related to virtual dividends, conditional on the distribution of dividends or interest on shareholders' equity by the Company, to be paid at the end of the cycle.

Long-Term Incentive – Matching Program

Matching is the long-term variable compensation program that works as a deferral of the annual bonus, converting part of the payment into shares.

Participation and retention of shares are mandatory for the Executive Committee, conditions are at the discretion of eligible leaders. Executives must use their own resources to acquire the Company's common shares and must retain them for a minimum cycle of three years.

Beginning of the Matching Cycle	A	x	B	/	C	=	Number of shares
	R$ 100,000.00 Fee on Dec-31, previous year (hypothetical)		6.00 reference value for PV in Brazil		R$ 75.00 VALE 3 average purchase price		8,000.00 Number of shares (net)

After the three-year cycle, if the executives are in the Company and hold these shares, the program is awarded, considering at least the same number of shares originally acquired, plus the amount of Withholding Income Tax , which is borne by the Company for the executive.

The executive who has not reached the minimum shareholding position is prohibited from transacting with the shares in his/her possession, even after the end of the Matching Program cycles of which he/she is a part.

In addition to rewards at the end of each cycle, the Matching Program has made additional payments during cycles (virtual dividends) since 2019.

Evolutions in executive compensation

Vale's Executive Compensation has been constantly improved. In recent years, the Company has been actively listening to investors and has carried out market research and data and performance metrics analysis to advance its compensation practices, contributing to the strategy execution, competitiveness, alignment with shareholders' interests and Vale's cultural transformation.

Compensation mix

The compensation mix is adjusted according to the international executive market profile and the developments of the annual executive performance evaluation process, in line with investor expectations.

Evolution of the compensation mix	President				Other members of the Executive Committee			
	2020	2021	2022	2023E	2020	2021	2022	2023E
Fixed Compensation	19%	11%	**12%**	**11%**	31%	29%	**28%**	**25%**
Annual Bonus	24%	19%	**20%**	**19%**	31%	29%	**28%**	**25%**
Long-Term Incentives	57%	70%	**68%**	**70%**	38%	42%	**45%**	**49%**

Vale gives greater weight to share-based variable compensation, encouraging long-term sustainable results and value return to our shareholders.

Annual Bonus

Since 2020, short-term compensation encourages sustainable mining, focusing on the collective and giving greater relevance to the Health, Safety and Sustainability goals.

For 2023, significant improvements were approved in relation to the short-term goals for the executives, with indicators for more efficiency in the allocation of capital cost, production volume, maintenance of goals for Safety in Communities and DE&I, while increasing in the financial portion.

We also remain disciplined in the development and implementation of strategies aimed at promoting the continuous improvement in Health, Safety and Risks, with our indicators related to occupational safety and processes.

The 2022 goal panel and the proposed 2023 goal panel in its entirety are available in the respective items contained in this manual.

Vale Shares Program – VSP

In 2020, ESG performance metrics were included at 20%. In 2022, for greater focus the subject, the goal weight was increased to 25%. From the 2023 award, the ESG indicator will have a direct and independent impact on the result. As per adjustments in 2021, the VSP awards in Common Shares issued by the Company, and no longer in cash, including the payment of virtual dividends, to be made at the end of each cycle.

In 2023, metrics related to the Environment were fully directed to this long-term program via the ESG tranche. In addition, further improvements were approved for investors regarding the VSP:

- **Review of the peer group** used in the relative TSR metric, bringing a more suitable peer to Vale's business, more alignment with the market, less volatility and reduction of possible impacts on results due to the risk of outliers.
- **Adjustment in the relative TSR reward curve** from 2023 onwards, to approximate the percentiles practiced in the international market and align the interests of executives with shareholders.
- **Inclusion of the ROIC metric** from 2024 onwards**,** for the addition of the absolute/internal value metric. This inclusion will reduce the weight of the TSR metric, allowing more alignment to the KPIs/ weights used in the international market.
- **Exclusion of the payment trigger for 2023.** The trigger, until 2022, was conditional on TSR results. The exclusion further reinforces the Company's focus on ESG topics since the results of the ESG KPIs will be independent of the TSR results.

The adjustments are in line with the best practices in the international market and the interests of our shareholders, with the creation of long-term value with a focus on generating value and sustainable results.

Mandatory Stock Ownership

Executives must observe the Stock Ownership Guidelines (SOG) rule, which determine the maintenance of a minimum shareholding position: in the case of the President, at least 36 times the monthly base fee; in the case of Vice Presidents, at least 24 times the monthly base fee. Executives can achieve these positions throughout their mandates, through the Matching and VSP Programs and are prohibited from trading any shares that are in their possession before the minimum shareholding position is reached.

Performance evaluation

The executive's performance evaluation considers the achievement of collective and specific goals, as well as the way in which these goals are broken down and delivered throughout the year. In 2020, there was the inclusion of a Performance Behavioral Factor ("FCD") with a direct impact (positive or negative) on the Annual Bonus, in addition to the 360º (Chief Executive Officer) and 180º (Executive Officers) assessments.

In 2021, the key behaviors and aspects of individual assessment were revisited, for greater alignment with Vale's main objectives and values. As a result of the evaluations, in addition to the reduction/ leverage factor of the Annual Bonus, meritocracy and differentiation actions can be adopted for executives with better performance, with feedback and development actions for executives with below-expected performance.

Termination Policy

The termination package for the members of the Statutory Committee includes discretionary analysis and definition by the Board of Directors on amounts and application of the non-competition rule and on indemnity amounts, for each executive individually, enabling the Company to establish indemnity amounts compatible with the complexity of the position, maturity of the executive in the role and conduct to achieve results.

The payment of long-term incentives, in effect at the time of termination, occurs proportionally to the period worked and only when the cycles are vesting, using the official results obtained.

The payment of the short-term program (Annual Bonus), in force in the year of dismissal, is also made in proportion to the period worked, and occurs in the following year, based on the official results obtained.

Malus and Clawback

The *Malus* and Clawback rules are in effect, which, through facts or events of exceptional gravity[38], enable the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable remuneration foreseen for payment or installments already paid to executives.

Compensation Analysis

Regulatory guidance on compensation social charges

Pursuant to Annual Circular Letter-2023-CVM/SEP of the Brazilian Securities and Exchange Commission, dated February 28, 2023, the employer's social charges are no longer part of the compensation amounts subject to approval by the General Meeting. The Company clarifies that the statement of compensation information in this document follows these guidelines.

Clarifications on reporting methodology from 2023

The Company clarifies that the reporting methodology used to disclose its compensation was changed to the accrual basis (accounting view), as of the fiscal year related to 2022, to align the compensation amounts with the estimates of the amounts subject to provisioning in the financial statements.

- Fiscal years 2022 and 2023: all amounts are presented on an accrual basis.
- Fiscal years 2020 and 2021: the amounts are presented in the previous methodology, on a cash basis, that is, based on the amounts effectively paid by the Company to the executives in the year in question.

38. Fraud or illegal conduct, including breach of duty of care and loyalty; catastrophic events, in environmental, social or health and safety matters, that affect the Company's reputation; any extraordinary events that are identified as arising from an action by Vale and that have a negative impact on the market value of the shares; non-approval or republication of the financial statements due to the resolution of the General Shareholders' Meeting.

Expected amount of total compensation for

The annual global compensation for 2023 proposed for approval at the Meeting totals **R$ 225,099,389.00** (two hundred and twenty-five million, ninety-nine thousand, three hundred and eighty-nine reais), without charges, including statutory members of the Executive Committee, Board of Directors, Fiscal Council and Advisory Committees. The proposal for 2023 was lower than the approved remuneration for 2022.

Management compensation - amounts free of charge – in Reais (R$)				
	Approved 2022	**Predicted 2023**	**Variation (R$)**	**%**
Board of Directors	12,152,600	17,548,230	5,395,630	44%
Advisory Committees*	10,011,333	4,252,267	-5,759,066	-58%
Fiscal Council	1,603,936	1,676,833	72,897	5%
Executive Committee	237,376,542	201,622,059	-35,754,483	-15%
Total	**261,144,411**	**225,099,389**	**-36,045,022**	**-14%**

** Includes participation of full and alternate members of the Board of Directors, and, in the case of 2022, members and externs members in advisory committees.*

It is noted that there is no significant variation in the total compensation lines spent between positions on the Board and members of advisory committees, with a simple adjustment in the mix between both to adapt to market benchmarks.

The main variation refers to the remuneration of the Executive Committee, regarding the change in the provision methodology for the share-based programs.

In 2022 we presented, for the first time, the proposal for remuneration on an accrual basis, which resulted in a different rationale from the one used by Accounting to make the provisions effective. The reasoning for 2023 was adjusted, following the references of the accounting standards CPC 10, which considers the price of VALE3 at fair value for each cycle (calculated annually, based on Monte Carlo simulation), while the "virtual dividends" followed prices estimated by Vale's Treasury and Finance team for the budget cycle. Due to the methodological adjustment, there is a significant reduction in the number expected for 2023 compared to the number expected for 2022.

The proposal also contemplates the establishment of monthly remuneration for each member of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average monthly remuneration of each member of the Executive Committee, not including benefits, representation allowances and profit sharing. In addition to the remuneration, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and accommodation expenses necessary for the performance of their duties, it being understood that the alternate members will only be remunerated in the cases in which they exercise the position of titular member by virtue of vacancy, impediment or absence of the respective titular member.

Compensation history 2020-2023P for the Board of Directors, Advisory Committees and Fiscal Council

The compensation proposed for 2023 is in line with the compensation paid in previous years, with occasional variations resulting from adjustments in the composition and mix of compensation applied to positions on Boards and Committees. Board compensation is always based on market research, ensuring attractiveness and alignment with the market, being, in recent years, the main external factor for variation in remuneration, as well as the performance of the Independent Extraordinary Advisory Committees until 2021.

We present below the execution history of the last 3 years and the proposal for the current year:

Accrual method	Predicted 2023 (1)	2022 Actual	2021 Actual	2020 Actual
Board of Directors (1)	21,600,497	18,045,790	15,685,551	12,285,410
Advisory Committees (2)(3)	200,000	1,961,745	5,492,869	10,956,965
Fiscal Council	1,676,833	1,633,973	1,572,553	1,680,578
Total	**23,414,654**	**21,641,508**	**22,750,973**	**24,922,953**

(1) Includes compensation due to members of the Board of Directors for participating in committees.
(2) Includes compensation of external members and alternate members of the Board of Directors participating in committees.
(3) Includes compensation due to members of the Independent Extraordinary Advisory Committees.
(4) It was subject to approval at the Extraordinary and Annual Shareholders' Meeting held on April 28, 2023.

This document presents executive compensation amounts for each year according to the regime employed for the fiscal year in question (cash or accrual). For a comparison between the years up to 2022 under the same regime, please refer to the Proxy Statement of 2022.

2020–2023P Compensation History for the Executive Committee

Members of the Executive Committee

They are the legal representatives of the Company, responsible for daily business operations and decisions and for the implementation of general policies and guidelines established by the Board of Directors. The Executive Committee currently has nine statutory members.



Eduardo Bartolomeo
President



Alexandre D'Ambrosio
Executive Vice President of Corporate and Institutional Affairs



Alexandre Pereira
Executive Vice President of Projects



Carlos Medeiros
Executive Vice President of Operations



Gustavo Pimenta
Executive Vice President of Finance and Investor Relations



Marcello Spinelli
Executive Vice President of Iron Ore Solutions



Maria Luiza Paiva
Executive Vice President of Sustainability



Marina Quental
Executive Vice President of People



Rafael Bittar
Technical Executive Vice President

Total Compensation - Executive Committee

Total Annual Compensation (R$)				
Executive Committee (no charge)	**2020R (cash)**	**2021R (cash)**	**2022R (accrual)**	**2023P (accrual)**
Fixed Annual Compensation	**29,135,564**	**33,362,336**	**39,636,743**	**38,043,248**
Salary or pro-labore	22,404,890	26,723,539	31,297,473	30,384,220
Direct and indirect benefits	6,730,674	6,638,797	8,339,270	7,659,028
Variables and Shares	**82,752,803**	**133,087,806**	**155,102,223**	**154,331,591**
Annual Bonus	36,629,008	35,350,518	45,527,162	46,617,593
Share-based	45,992,204	85,051,106	94,795,497	88,700,956
Others[1]	131,591	12,686,182	14,779,564	19,013,042
Termination of position	**39,473,869**	**17,759,883**	**10,252,402**	**9,247,220**
TOTAL	**151,362,236**	**184,210,025**	**204,991,368**	**201,622,059**

Until 2021, the reporting was done on a cash basis, and from 2022, the methodology became on an accounting basis.

1. Amount intended for bonuses linked to the strategy of hiring and retaining key people for the company, aiming at competitive and market-aligned recognitions, if necessary

Fixed compensation - Executive Committee

The fixed compensation proposed for 2023 is in line with the fixed compensation paid in the previous year (reduction of 4%) and is higher than the fixed compensations practiced in 2020 and 2021 (increase of 31% and 14%, respectively), mainly due to the increase in the number of statutory executives over these years.

We present below the average fixed compensation, considering the ratio between the fixed compensation and the total number of active executives in each of the years:

Fixed Annual Compensation (R$) Executive Committee - no charge	**2020R**	**2021R**	**2022R**	**2023P**
No. of members receiving compensation	6.35	8.61	9.59	9.06
Average salary or pro-labor	3,528,329	3,103,779	3,263,553	3,353,667
Average direct and indirect benefits	1,059,949	771,057	869,580	845,367
Average Fixed Compensation	4,588,278	3,874,836	4,133,133	4,199,034

Annual Fixed Compensation
Average per executivve (in R$ millions)


4.59
3.87
4.13
4.20
3.53
3.10
3.26
3.35
2020R
2021R
2022R
2023P
Average salary or management compesation
Average total fixed compensation

The average fixed compensation remains practically the same over the years, with small variations depending on the seniority and/or "time with the job" of the occupying executives.

Short-term variable compensation (Annual Bonus) - Executive Committee

The short-term variable compensation ("VR") (referring to the Annual Bonus program) proposed for 2023 is in line with the short-term VR carried out in the previous year (an increase of only 2%).

Annual Bonus (R$) Executive Committee – no charge	2020R (cash)	2021R (cash)	2022R (accrual)	2023P (accrual)
Total Annual Bonus	36,629,008	35,350,518	45,527,162	46,617,593

Until 2021, the reporting was done on a cash basis, and from 2022, the methodology became on an accounting basis.

In 2019, as part of the response to the tragedy in Brumadinho, the Board of Directors suspended the payment of the Bonus to its executives.

In 2020, with the evolution of the repair program and the advancement of investigations related to the collapse, the Board resumed payments, retroactive to the year of suspension, for executives who were not involved in investigations into the dam breach. Thus, in 2020, two amounts of Annual Bonus were paid to executives:

- One relating to the payment to be effectively made in 2020, referring to the 2019 financial year;
- Another related to the payment that should have been made in 2019, referring to the 2018 financial year, but which was suspended due to the Brumadinho collapse.

We present below the values of the Annual Bonus vs. Performance presented each year. Bearing in mind that the Performance of the Annual Bonus program is made up of the following factors:

- Overall result obtained by Vale;
- Result achieved in the executives' goal panel; It is
- Result referring to individual performance evaluations.

In order to eliminate the "double" effect of the year 2020, the chart below considers only the payment effectively related to 2020, that is, excluding the retroactive amount that was not paid in the previous year due to the accident.

Annual Bonus Program


36.63
35.35
45.53
46.62
0.89
1.60
1.26
1.33
2020R
2021R
2022R
2023P
Annual Bonus (R$ millions)
Performance (*)

(*) Vale Global Result x Average result target panel x Average result individual performance

Based on the graphic analysis, it is possible to observe short-term RV values aligned with the Performance presented by the Company in each year. Specifically for 2021, the value is lower than in subsequent years (2022 and 2023) due to the number of active executives and, mainly, to the average salary or pro-labore, which was lower than in other years.

Share-Based Compensation (Matching and VSP) - Executive Committee

The long-term variable compensation (referring to the Share-Based, Matching and VSP programs) proposed for 2023 is practically in line with the long-term RV reported in the two previous years (6% below 2022 and 4% above 2021) and quite higher than the year 2020 (93%).

Share-Based (R$) Executive Committee - no charge	2020R (cash)	2021R (cash)	2022R (accrual)	2023P (accrual)
Matching and VSP Programs	45,992,204	85,051,106	94,795,497	88,700,956

Until 2021, the reporting was done on a cash basis, and from 2022, the methodology became on an accounting basis.

In recent years, the Company has chosen to give more focus and relevance to the Share-Based programs for the members of the Executive Committee, in order to increase the alignment with the practices of the international executive market and the interests of the shareholders. The movement has also been part of the unfolding of the annual performance evaluation process for executives.

As of 2022, in addition to the regular programs and the "virtual dividends" of Matching, for the first time the "virtual dividends" referring to the VSP are computed.

The increase seen in recent years, in addition to reflecting the greater weight of share-based compensation in the compensation mix and the inclusion of virtual dividends in the VSP, also results from the increase in the price of the dividend / JCP distributed by the Company to its shareholders as of 2021 and the increase in the number of executives, also from 2021.

For analysis purposes, we provide below the average compensation, considering the number of active executives in each year.

Share-based compensation (R$ millions)


94.80
88.70
85.05
38.38
9.88
9.88
9.79
6.04
2020R
2021R
2022R
2023P
Share-based - Total
Share-based - Average

The Annual Bonus, the Share-Based remuneration in 2020 was also impacted by the suspension that occurred in 2019 as a result of Brumadinho. In order to eliminate the "double" effect of the year 2020, the chart considers only the payment effectively related to 2020, that is, excluding the retroactive amount that was not paid in the previous year due to the collapse.

Maximum, Minimum and Average Individual Compensation - Executive Committee

We present below the Maximum, Minimum and Average individual compensation for each of the years, considering the total remuneration and benefits package of the members of the Executive Committee.

Individual Compensation (R$) **Executive Committee - no charge**	**2020R (cash)**	**2021R (cash)**	**2022R (accrual)**
Maximum Compensation	31,517,608	55,144,334	59,948,670
Minimum Compensation	6,668,017	11,309,941	7,351,597
Average Compensation	23,836,573	21,394,893	21,375,534

Until 2021, the reporting was done on a cash basis, and from 2022, the methodology became on an accounting basis.

Individual compensations (R$ millions)


6.67
23.84
31.52
11.31
21.39
55.14
7.35
21.38
59.95
2020R
2021R
2022R
Minimum Compesation
Average Compesation
Maximum Compesation

The increase in maximum compensation in the last two years was due to the following factors: (a) the Company's decision to give more importance to Share-Based programs, with an increase in this portion for members of the Executive Committee, (b) the increase in the price of dividends / JCP distributed by Vale to shareholders and (c), in addition to the virtual Matching dividends, VSP virtual dividends are now part of the remuneration.

New disclosure of executive remuneration at Vale

The Company proposes a new format for disclosing the remuneration of Executive Committee members in order to bring more transparency to investors: the average compensation per grade (ranking/weight of the position in the company structure), in absolute values, in each of the components of the remuneration package.

Accomplished Year 2022 (view according to CVM circular letter rules)
– In absolute values R$/US$ 5.50

Grid		G23	G22	G21	G20
N. of executives		1	1	4	3
Target Compensation in 2023 (cash view) – [in R$ millions]	Fees	5.17	3.89	3.48	2.32
	Benefits	1.31	0.94	0.95	0.64
	Total fixed Comp	**6.48**	**4.83**	**4.43**	**2.96**
	ICP – Bonus	10.03	5.96	4.75	2.91
	ILP – VSP	16.46	2.65	1.79	0.90
	ILP – Matching	26.98	6.20	5.49	2.95
	Other payments	0.00	0.00	3.54	0.21
	Total RV	53.47	14.81	15.56	6.97
Total Competency R$		**59.95**	**19.64**	**20.00**	**9.93**
Total Competency US$		**10.90**	**3.57**	**3.64**	**1.81**

Accomplished Year 2022 (view according to CVM circular letter rules)
– In percentages/mix


G23
11%
17%
28%
45%
G22
25%
30%
14%
32%
G21
27%
29%
11%
33%
G20
31%
30%
9%
30%
Fees and Benefits
ICP – Bonus
ILP – VSP
ILP – Matching

Does not consider "Other Payments" (because it is not the regular compensation package, but occasional payments recognized in the year).

Target Compensation Year 2023
– In absolute values – R$/US$ 5,50

Grid		G23	G22	G21	G20
N. of executives		1	1	3	4
Target Compensation in 2023 (cash view) - [in R$ millions]	Fees	6.00	4.08	3.60	2.33
	Benefits	1.45	0.98	0.87	0.64
	Total fixed Comp	**7.45**	**5.06**	**4.47**	**2.97**
	ICP - Bonus	10.50	4.08	3.60	2.33
	ILP - VSP	23.66	5.27	3.75	1.78
	ILP - Matching	15.52	5.44	3.97	1.89
	Other payments	0.00	0.00	0.00	0.009
	Total RV	**49.68**	**14.79**	**11.32**	**6.00**
Total Competency R$		**57.13**	**19.85**	**15.79**	**8.97**
Total Competency US$		**10.39**	**3.61**	**2.87**	**1.63**

Payment expectation Year 2023 (cash disbursement view
– In absolute values – R$/US$ 5,50

Grid		G23	G22	G21	G20
N. of executives		1	1	3	4
Target Compensation in 2023 (cash view) - [in R$ millions]	Fees	6.00	4.08	3.60	2.30
	Benefits	1.45	0.98	0.87	0.64
	Total fixed Comp	7.45	5.06	4.47	2.94
	ICP - Bonus	12.62	6.10	6.01	3.18
	ILP - VSP	5.79	1.27	3.06	0.70
	ILP - Matching	29.94	4.28	4.50	2.39
	Other payments	0.00	0.00	0.00	0.82
	Total RV	48.35	11.65	13.57	7.08
Total Competency R$		**55.80**	**16.71**	**18.04**	**10.02**
Total Competency US$		**10.15**	**3.04**	**3.28**	**1.82**

For the last table, the results of the Annual Bonus are related to the end of fiscal year 2022 (expectation of payment in 2023).

As for the ILPs (Long-Term Incentives), the amounts recognized (provisions) in 2022 refer to all cycles in force and in accordance with the accounting rules of CPC 10, which requires a provision for the principal amount according to the price and fair value of the grant (only Income Tax and social charges change throughout the year), while the expectation of payment in 2023 refers only to the Matching and VSP cycles that started in 2020, which is why there is a difference in the comparison between the cash and cash views accounting.

The Company clarifies that the last two tables presented in this item (Year 2023 - Target Vision and Payment Expectation) are conceptually different from the Remuneration proposed for the year 2023, submitted for approval in AGO-2023 and, therefore, the amounts are not comparable.

2022 Goal Panel

The Goal Panel for the Annual Bonus for 2022 maintained greater focus and weight on collective targets, reinforcing a more integrated approach. It includes goals related to Vale Ambitions: Benchmark in Safety, Best and Most Reliable Operator, Talent Driven Organization, Leader in Sustainable Mining, Reference in Creating and Sharing Value.

Since 2020, the Health, Safety, Geotechnics, Repair and Compliance areas do not have indicators of financial and production results in their goal panel, leaving the **executives and employees of these areas fully dedicated to the mission of preventing and mitigating operational risks.**

Collective goals

			Executive Committee		
Goal	**Description**	**CEO**	CFO	S&EO	Others
EBITDA (adjusted)	Measure Vale's performance and operational efficiency (not counting taxes, depreciation and amortization). In this indicator, we consider adjustments to the budgeted EBITDA referring to factors external to Vale (mainly price, exchange rate and other external factors considered in the specificities of the businesses), that is, the achievement is not impacted by external factors that do not depend on Vale's action.	25%	25%	-	25%
Fixed Expense	Ensure cost management in each area.	10%	10%	-	10%
Safety	Reduce the absolute number of recordable injuries with potentially critical or catastrophic severity (N2). Includes penalty related to fatalities and lives changed (N1).	10%	10%	20%	10%
Risk management	Reduce catastrophic risk scenarios that are mapped.	10%	10%	20%	10%

Sustainability + DE&I	Sustainability: Reduce events with community members compared to the 2021 baseline. People (DE&I): - % of women - % of black people in leadership	10%	10%	15%	10%
VPS	Advance VPS maturity with 4 priorities.	-	10%	20%	10%
Specific goals					
			Executive Committee		
Goal	**Description**	**CEO**	CFO	S&EO	Others
Individual goals	Defined for each of the executives, according to their specific focus and the scope of their activities. Goals can either be specific to each executive officer, or they can be shared, for more engagement between departments.	35%	25%	25%	25%
Total		**100%**	**100%**	**100%**	**100%**

The collective goals can be global in scope or adjusted for each member of the Executive Board, considering their role in the Company, except for the People and Sustainability goal.

The results of all targets are converted into points, using a scale which establishes:

- 0.50 point as a minimum result;
- 1.00 point as expected result for the year;
- 1.50 point as a maximum result

2022 Goal Panel Results

- The results of the Operational Risk Management, VPS, Sustainability and DE&I targets exceeded the expectations established for the year.
- Global EBITDA (adjusted for price and exchange rate) was below the forecast set for the year, impacted by lower volumes and higher unit costs in Iron Solutions and Metals for Energy Transition. There was also an impact from the new provision for expenses with de-characterization of dams and Brumadinho expenses. The impacts were partially offset by better freight performance.
- We made advances in the health and safety strategy to prevent events with high potential, however, we still had fatalities and life changes throughout 2022. Connected with the commitment to be a reference company in safety, we maintained the penalty strategy for Executives involved in accidents and their entire leadership, including members of the Executive Committee.

Collective goals							
Goal	CEO	Executive Officers					
		CFO	Ferrous	Base Metals	H&OE	Sustain-ability	Others
EBITDA (adjusted)	25%	25%	25%	25%	NA	25%	25%
Fixed Expense	10%	10%	10%	10%	NA	10%	10%
Safety	10%	10%	10%	10%	20%	10%	10%
Risk management	10%	10%	10%	10%	20%	10%	10%
Sustainability+DE&I	10%	10%	10%	10%	15%	10%	10%
VPS	NA	10%	10%	10%	20%	10%	10%
Specific goals							
Individual goals	35%	25%	25%	25%	25%	25%	25%

Less than 0.50 point | Between 0.50 and 0.99 point | Between 1.00 and 1.50 point

In general, the specific result of the executives for the 2022 cycle was satisfactory, except for the CEO, executives of the Operational, Sustainability areas, the performance reflects Vale's overall result, which was not expressive, falling below expectations for the year, which was directly impacted by the results for the Base Metals and Production Capacity goals.

2023 Goal Panel

For 2023, significant improvements were approved in relation to the higher short-term goals for the executives, such as more efficiency in the allocation of capital cost, the increase in the financial portion and the inclusion of production volume for some executives, making them more aligned with the production commitment assumed for the 2023 Cycle.

We remain committed to fostering a diverse pipeline at Vale, increasing the total number of women and the number of blacks in leadership positions. We also continue to pursue our Ambition of 'Being a Reference Company in Safety' and 'Leader in Sustainable Mining', maintaining themes related to Occupational Safety and in the Communities where we operate. And, to help the Company expand the safety concept, we have included a process safety indicator for Cycle 2023, evolved from the risk management process, started in 2020.

As financial goals, the indicators of EBITDA (adjusted) and Fixed Expenditure were maintained, to continue reinforcing Vale's direction in the creating and sharing of value.

Collective Goals						
			Executive Officers			
Goal	**Description**	**CEO**	CFO	H&OE	Others
Economic/ Financial	EBITDA (adjusted): reach and surpass of EBITDA.	30%	30%	–	30%–20%
	Fixed Expenses: reach the budget for absolute fixed expenses based on responsibility.	10%	10%	–	10%
Safety	Contribute to the continuous improvement of health and safety management, through the identification and reduction of the number of accidents involving potential fatalities. Includes fatality-related and changed lives penalty.	10%	10%	30%	10%
P Events	Contribute to the continuous improvement of the safety management of Vale's industrial processes, by identifying and reducing the number of accidents with major and minor consequences.	7.5%	7.5%	27.5%	7.5%
Sustainability	Evolve in community safety management, reducing exposure to the risk of events occurring.	5%	5%	5%	5%
Diversity, Equity and Inclusion	Foster a diverse pipeline at Vale, increasing the total number of women and the number of blacks in leadership positions.	7.5%	7.5%	7.5%	7.5%
Volume	Deliver the budgeted production volume for the Ferrous and Base Metals segment.	–	–	–	10%
Specific Goals					
Individual goals	Defined for each of the executives, according to their specific focus and the scope of their activities. The goals can be either specific to each executive officer or they can be shared, in order to give a greater sense of sharing and engagement between the areas.	30%	30%	30%	30%
Total		**100%**	**100%**	**100%**	**100%**

N

Item I of the Extraordinary Shareholders' Meeting

- Amendment of the Articles of Incorporation

Item I of the Extraordinary Shareholders' Meeting

Amendment of the Articles of Incorporation

The adjustment of the caput of Art. 5 of the Bylaws to reflect the cancellation of 239,881,683 common shares issued by Vale approved by the Board of Directors on March 02, 2023 is submitted to the approval of the shareholders.

Current Bylaws

Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,778,889,263 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,778,889,251 (four billion, seven hundred and seventy-eight million, eight hundred and eighty-nine thousand, two hundred and fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...)

Proposed Amendment

Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) book-entry shares, of which R$ 77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) common shares and R$ 176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...)

O

General Provisions on Meetings

- Installation quorum
- Voting right
- Required documents
- Shareholder Participation Means
- Meeting Materials

General Provisions on Meetings

Installation quorum

Minimum presence of ¼ (one quarter) of the Company's share capital with voting rights for all matters on the Agenda, except for the statutory amendment, which requires a quorum of 2/3 (two thirds) of the share capital.

If a quorum is not reached, Vale will publish a new Call Notice with a new date for holding the Meeting(s) on second call to address the pending matter(s), which will be installed with the presence of any number of shareholders.

Voting right

Pursuant to article 5 of Vale's Articles of Incorporation, each common share and each special class preferred share issued by the Company is entitled to one vote in the resolutions of the Agenda of the Meetings.

Required documents

Individual	Valid identity document with photo of the shareholder or attorney-in-fact, if applicable (simple or certified copy), such as: (a) Identity Card (RG); (b) Foreign Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
	Evidence of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian, notably through the shareholding statement, provided that brokerage notes will not be accepted.
	The attorney-in-fact for an individual shareholder must present the documents supporting the representation that comply with the provisions of Art. 126 of the Brazilian Corporate Law[39] ("Corporate Law") , including that the power of attorney be issued less than 1 year prior to the date of the Meetings. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator, not requiring their notarization and consularization. Note that documents in English and Spanish are also exempt from translation.
	The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.
Legal entity	Valid identity document with photo of the legal representative[40] (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreign Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
	Documents supporting the representation , including (i) if applicable, the power of attorney issued less than 1 (one) year before the date of the Meetings, (ii) copy of the articles of incorporation and the minutes of election of the managers of the legal entity, or other corporate documents that prove the validity of the representation, under the terms of the Brazilian Corporate Law or the Civil Code, as applicable. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator, not requiring notarization and consularization. Note that documents in English and Spanish are also exempt from translation.
	Evidence of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian, notably through the shareholding statement, provided that brokerage notes will not be accepted.
	The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.

39. The attorney-in-fact must qualify as a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association, or even be a financial institution.

40. As provided in Circular Letter/Annual-2023-CVM/SEP, corporate shareholders may be represented at the Meetings through their legal representatives or duly constituted proxies, in accordance with the company's articles of incorporation and the rules of the Brazilian Civil Code ("Civil Code"), and in this specific case, there is no need for the representative of the legal entity shareholder to be a shareholder, manager of the company or lawyer.

Investment funds	Valid identity document with photo of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreign Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).
	Documents supporting the representation[41], including (i) a copy of the fund's regulation in force, (ii) a copy of the articles of incorporation of its administrator or manager, as the case may be, depending on the competence for representing the fund at the meetings of its investees; (iii) copy of the minutes of election of the fund's administrators, and (iv) if applicable, the respective power of attorney issued less than 1 (one) year before the date of the Meetings. If such documents are written in a foreign language, they must be duly translated into Portuguese by a sworn translator, not requiring notarization and consularization. Note that documents in English and Spanish are also exempt from translation.
	Evidence of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian, notably through the shareholding statement, provided that brokerage notes will not be accepted.
	The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.

The Company will accept powers of attorney signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil. For powers of attorney signed in your own hand, notarization will not be required.

Below is a form of power of attorney that can be filled out by shareholders who choose to participate through an attorney-in-fact. Shareholders can use any power of attorney instead of this example, as long as the document complies with the Brazilian Corporate Law and the Civil Code.

Template of Power of Attorney

Portuguese

[ACIONISTA], [Qualificação] ("Outorgante"), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [______] e inscrito no CPF/MF sob o nº [_____], residente e domiciliado [ENDEREÇO], na Cidade [______], Estado [______] ("Outorgado"), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente, em primeira convocação no dia 28 de abril de 2023, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Este instrumento é válido por [____], a partir da data de sua assinatura.

[Local], [Data]. __________________________

[Acionista]

41. *As provided in Official Circular/Annual-2023-CVM/SEP, it is up to the investment fund manager to represent the unit owners. Investment fund shareholders may also be represented at the Meeting through legal representatives or through agents duly constituted by their manager or administrator, as provided for in their regulations (see understanding expressed in the judgment of Process CVM RJ2014/3578).*

English

[SHAREHOLDER], [Identification] (the "Grantor"), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the "Grantee"), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary and Annual Shareholders' Meetings to be held cumulatively on first call on April 28, 2023, at 10 a.m., and, if necessary, on second call on a date to be duly informed,. This power of attorney shall remain in effect from [__________] until [_______].

[Place], [Date]. ____________________________

[Shareholder]

Participation of foreign shareholders

Foreign shareholders must submit the same documents as Brazilian shareholders, as described above for each type of shareholder. In the case of participation through an attorney-in-fact, the proxy must have been granted less than 1 (one) year before the date of the Meetings. As already mentioned, the Company waives the need for notarization, consularization and apostille of supporting documents of representation that are in a foreign language, simply presenting a simple translated copy. Documents in English and Spanish are also exempt from translation.

Participation of holders of American Depositary Shares ("ADSs")

Holders of ADSs are represented at Meetings by Citibank N.A. ("Citibank"), as depositary financial institution, observing the terms and procedures established in the "Deposit Agreement" signed with Vale. Citibank will send voting cards to ADS's holders so that they can exercise their voting rights, subject to specific applicable deadlines and rules, and will be represented at the Meetings through its representative in Brazil, Banco Bradesco S.A. ("Bradesco"). Vale informs that the record date for voting rights at the Meetings is March 24, 2023.

Shareholder Participation Means

Participation by Distance Voting Ballot ("BVD" or "Ballot")

Pursuant to Articles 26 et seq. of Resolution 81, the Company's shareholders may send, as of the date of publication of this Manual, their voting instructions for the matter(s) contained in the Agenda of the Meetings , by completing and submitting the Distance Voting Ballot, Annex I to this Manual, which can also be accessed by clicking on the following link: www.vale.com/investors.

Shareholders who choose to exercise their voting rights through BVD must do so through one of the following options:

a) by completion instructions transmitted to Bradesco, bookkeeper of shares issued by Vale, only in the case of shares that are not deposited in a central depository (i.e., with B3), observing the established procedures and documents required by the bookkeeping agent, up to 7 days before the Meetings.

b) by completion instructions transmitted to their respective custody agents, in the case of shareholders holding shares deposited in a central depository (i.e., with B3), observing the established procedures and deadlines and the documents required by the respective custodian, always respecting the deadline up to 7 days before the Meetings. It is worth noting that, as determined by art. 44 of Resolution 81, the Central Depository of B3, upon receiving voting instructions from shareholders through their respective custody agents, will disregard any divergent instructions in relation to the same resolution that have been issued by the same registration number in the CPF or CNPJ.

c) by forwarding the Ballot directly to the Company. In this case, the shareholder must send the Ballot on the Vale website (www.vale.com/investors), in the banner "2023 General Meetings", up to 7 days before the Meetings. It is not necessary to send the physical copy of the Ballot and the supporting documents that must accompany it, simply sending the digital versions of such documents to the above-mentioned address. The shareholder will be responsible for the integrity and reliability of the documents sent to Vale. With regard to the necessary formalities for acceptance of the Ballot, when sent directly to the Company, the following will be required: (i) digital copy of the BVD duly completed, which may be initialed and signed by the shareholder or legal representative, as the case may be, or digitally signed through the digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure – ICP-Brasil; (ii) documents proving identity and representation, as the case may be, according to the type of shareholder, in accordance with the guidelines in the item "Required Documents" of this Manual. The Company will not demand the notarization of the signature of the ballots issued in the Brazilian territory nor the notarization and consularization of those issued outside the country.

All the guidelines for the Meetings, as well as those contained in the BVD, aim to assist shareholders in filling out the Ballot. The shareholder who chooses to participate via BVD is exclusively and entirely responsible for its correct completion and submission.

It is important to note that the last day for **receipt** of the Ballots by the bookkeeper, the custodian agent or the Company will be **April 21, 2023**, and it is recommended that shareholders consult their respective custody agents or the bookkeeper, as the case may be, regarding of other procedures and deadlines related to the submission of the BVD.

The date of 7 days before the Meetings refers to the receipt of the ballots by the Company and not their posting. Any BVDs received after the deadline set forth above or that are not accompanied by supporting documents will not be considered and, consequently, the votes will not be computed.

Once the remote voting deadline has ended, that is, as of April 22, 2023, the shareholder will not be able to change the voting instructions already sent. If you wish to change the votes already sent by BVD, the shareholder must participate in the Meetings, via the Zoom electronic system, sending all the documents necessary for accreditation (as explained below in the item "Participation via the Digital Platform"), and request, during the Meetings , the disregard of voting instructions sent via Ballot, before putting the respective matter(s) to the vote and at the time the Board of Meetings requests such manifestation.

Participation via Digital Platform

As stated in the Call Notice, the Meetings will be held exclusively digitally[42], in the Portuguese language, by means of virtual access via Zoom system.

Shareholders may request a link to access the Meetings by requesting accreditation through the form available on the website www.vale.com/investors. Such request must be made by 10:00 am (GMT-3) on April 26, 2023 and must be accompanied by the documents necessary for participation, as already detailed in the item "Required documents" above. Access via Zoom will be restricted to shareholders or their representatives or attorneys-in-fact, as the case may be, who are accredited through the aforementioned form and under the terms described in this document ("Accredited Shareholders").

Vale warns that shareholders who do not submit the accreditation request and the necessary documents for participation within the required period will not be able to participate in the Meetings. In order to speed up the accreditation process, the Company asks shareholders who are represented by an attorney-in-fact to kindly send Vale the supporting documents of representation up to 72 (seventy-two) hours in advance of the Meetings.

After verifying the documentation and completing the accreditation, the Company will send, by email, within one (1) day before the date of the Meetings (preferably), instructions for accessing the electronic system to shareholders who have registered as indicated above.

If a certain Accredited Shareholder does not receive an individual invitation to participate in the Meetings up to 3 (three) hours before the start time of the Meetings, he/she must contact the Company's Investor Relations department by e-mail to **assembleias@vale.com** at least 1 (one) hour before the start of the Meetings so that adequate support is provided and, as the case may be, Shareholder access is granted by sending a new individual invitation.

42. In accordance with Article 5º, §2º, I, CVM Resolution 81

Attendance and instructions for participating in the Zoom system

The Company points out that only shareholders who apply for accreditation by **10:00 am (GMT-3) on April 26, 2023** and enter the Zoom system on the date of the Meetings until the opening of the meeting will be considered present at the Meetings ("Attending Shareholder").

The Zoom platform meets the requirements set forth in §1 of Art. 28 of Resolution 81, as amended, namely: (a) the possibility of manifestation and simultaneous access to documents presented during the Meetings and which have not been previously made available; (b) the full recording of the Meetings; and (c) the possibility of communication between shareholders. The Attending Shareholders hereby authorize the Company to use any information contained in the recording of the Meetings to record the possibility of manifesting and viewing the documents presented during the Meetings; record of the authenticity and security of communications during the Meetings; registration of the presence and vote cast; compliance with the legal order of the competent authorities; and, defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

During the Meetings, the Attending Shareholders will have their microphones muted and their cameras turned off, in order to avoid instability in the connection and improve the sound quality. After the presentation on each matter on the Agenda, the Attending Shareholder who wishes to speak shall request the floor by Chat in the Zoom system to be eligible for such request, so that, in the order in which they are received by the board, the floor is given to such shareholder, through audio opening. In order to maintain the good progress of the Meetings, a maximum time may be established for the statement of each Attending Shareholder.

The Attending Shareholder who wishes to speak to make a statement on any matter not related to the Agenda of the Meetings must use the user channels of contact with the Company, through the Investor Relations area.

In addition to the possibility of watching by computer, the Zoom platform is also available via app, for Apple and Android phones, and it is necessary to download the application.

Vale is not responsible for connection problems that Accredited Shareholders may face, and other situations that are not under the control of the Company, such as instability in the Internet connection or incompatibility of Zoom with the equipment of the Accredited Shareholder.

Attending Shareholders who participate via Zoom will be considered present at the Meeting and subscribers of the respective minutes, pursuant to Art. 47, III, of Resolution 81.

Any doubts or clarifications may be resolved or obtained, as the case may be, by contacting the Investor Relations Director by email to **assembleias@vale.com** .

Meeting Materials

For additional information on each resolution item, please read carefully the 2022 Management Report, the Financial Statements for the fiscal year 2022 and the Management Proposal of Vale, prepared under CVM rules, available at www.vale.com/investors

www.vale.com